PROSPECTUS SUPPLEMENT

(To Prospectus dated January 8, 2003)

KfW, Frankfurt/Main, Federal Republic of Germany

$1,000,000,000

2.70% Global Notes due 2007

         The notes will mature on March 1, 2007. Kreditanstalt für Wiederaufbau, also known as KfW, will pay interest on the notes semi-annually in arrears on March 1 and September 1, commencing on September 1, 2004. The first interest payment will be for interest accrued from and including February 20, 2004 to, but excluding, September 1, 2004. The notes are redeemable at the option of KfW on March 1, 2005. The notes are not otherwise redeemable at any time prior to maturity.

         The notes will be represented by one or more permanent global certificates, initially kept in custody by Deutsche Bank Trust Company Americas, known as DBTCA, that will not be exchangeable for definitive notes except in the very limited circumstances described in this prospectus supplement.

         KfW will make payments with respect to the notes without deduction of withholding taxes, unless otherwise required by law. There will be no “gross-up” provision requiring additional payments to be made in respect of the notes in the event of the imposition of a tax deduction or withholding.

         Pursuant to the Law Concerning the Kreditanstalt für Wiederaufbau, the notes will benefit from a statutory guarantee of the Federal Republic of Germany.

         The notes are governed by the laws of the Federal Republic of Germany. Any action or other legal proceedings arising out of or in connection with the notes may exclusively be brought in the District Court (Landgericht) in Frankfurt am Main.

         Application has been made to list the notes on the Luxembourg Stock Exchange.

	Per Note	Total

Price to public(1)	99.947%	$999,470,000
Underwriting commissions	0.15%	$1,500,000
Proceeds to KfW(1)(2)	99.797%	$997,970,000

(1)	Plus accrued interest, if any, from February 20, 2004 if settlement occurs after that date.

(2)	Before deduction of expenses payable by KfW.

         The managers (as defined in “Subscription and Sale”) are offering the notes subject to various conditions. The managers will have the right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the notes will be made through the facilities of The Depository Trust Company, also known as DTC, as well as through the facilities of other clearing systems that participate in DTC, including Clearstream Banking, société anonyme, Luxembourg, also known as CBL, and Euroclear, on or about February 20, 2004.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Bear, Stearns International Limited	Citigroup

The date of this prospectus supplement is February 13, 2004.

      This prospectus supplement should be read together with the accompanying prospectus, dated January 8, 2003 and the documents incorporated therein by reference, which contain information regarding KfW, the Federal Republic of Germany and other matters, including a description of certain terms of the notes offered hereby. Further information concerning KfW and the notes offered hereby may be found in the registration statement (Registration Statement No. 333-102076/102076-01) filed with the Securities and Exchange Commission under the Securities Act of 1933 and relating to our debt securities described in the prospectus.

      The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, makes no representations as to their accuracy or completeness and expressly disclaims any liability for any loss arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. KfW accepts full responsibility for the accuracy of the information contained in this prospectus supplement and the accompanying prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein or in the prospectus misleading in any material respect.

      You should rely only on the information incorporated by reference or provided in this prospectus supplement or the prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the prospectus is accurate as of any date other than the date on the front of such documents or, with respect to information incorporated by reference, as of date of such information.

      In this prospectus supplement, references to “euro” or “€” are to the single European currency adopted by certain participating member countries of the European Union, including the Federal Republic of Germany, as of January 1, 1999. References to “U.S. dollars” or “$” are to United States dollars. See “Exchange Rate Information” for information regarding the rates of conversion of euro into U.S. dollars.

      In this prospectus supplement, references to “we” or “us” are to KfW. References to “KfW Group” are to KfW and its consolidated subsidiaries. The term “DtA” refers to the Deutsche Ausgleichsbank.

      In connection with this offering of notes, Citigroup Global Markets Limited or its affiliates may over-allot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on Citigroup Global Markets Limited or its affiliates to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the notes will be approximately $997,970,000 (after deducting underwriting discounts and expenses). The net proceeds from the sale of the notes will be used by us in our general business.

RECENT DEVELOPMENTS

Promotional Bank Restructuring Act

      On June 6, 2003, the Bundestag adopted the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz or the “Restructuring Act”), which became effective as of August 22, 2003. The Restructuring Act amended, among other things, the KfW Law, implemented the merger of DtA into KfW and set the conditions for the implementation of the understanding with the European Commission. For further information on the understanding, see the Annual Report of KfW on Form 18-K filed with the Securities and Exchange Commission on June 3, 2003. In connection with the merger of DtA into KfW, Dr. Peter Fleischer, previously member and, since 2002, official spokesman of the DtA’s Board of Management, was appointed to KfW’s Board of Management. For further information on the amended KfW Law and KfW’s by-laws, see the amended Annual Report of KfW on Form 18-K/A filed with the Securities and Exchange Commission on September 17, 2003. KfW is in the process of integrating its own and DtA’s programs for domestic SME financing. Further reviews with the aim of optimizing its loan program portfolio are underway.

KfW’s results for the nine months ended September 30, 2003

      As described above, KfW merged with DtA on August 22, 2003, with retroactive effect to January 1, 2003. Accordingly, financial information as of and for the nine months ended September 30, 2003 reflects the merger between KfW and DtA as if it had occurred on January 1, 2003. The following information for the nine months ended September 30, 2003 is based on preliminary unaudited figures of KfW that are subject to adjustment. This information is not necessarily indicative of KfW’s Group audited results for the full year.

      The figures for the nine months ended September 30, 2002 do not include DtA figures and are therefore not comparable with the figures for the nine months ended September 30, 2003. At September 30, 2003, KfW Group’s total assets increased by 22%, or €57 billion, to €318 billion, compared with €261 billion as of December 31, 2002 (not restated and therefore not including DtA’s assets). KfW Group’s income from current operations before risk provisions and valuations decreased by 5%, or €49 million, to €959 million for the nine months ended September 30, 2003, compared with the nine months ended September 30, 2002 (not restated and therefore not including DtA’s income). This decrease was the result of lower net interest income, which was in particular due to a decrease of the interest margin earned on U.S. dollar-denominated assets when reported in euro.

          Commitments

      The following table sets forth an approximate breakdown by category of KfW’s commitments for loans, grants and guarantees during the first nine months of 2003 as compared with the first nine months of 2002 (not restated and therefore not including DtA’s commitments).

	Nine months
	ended September 30,

	2002(1)	2003(2)

	(billions of €)
Commitments
Investment finance in the Federal Republic(3)	20.7	33.5
Export and project finance	4.5	4.1
Financial cooperation	0.8	0.9

Total	26.0	38.5

Securitization commitments	13.9	8.1

(1)	Unaudited, not restated for the merger between KfW and DtA as described above.

(2)	Preliminary and unaudited; includes consolidated information for KfW giving retroactive effect to the merger with DtA to January 1, 2003.

(3)	Includes commitments of €0.5 billion and €1.3 billion for investment finance elsewhere in Europe for the first nine months of 2002 and the first nine months of 2003, respectively.

     The increase in commitments for investment finance in the Federal Republic of Germany in the first three quarters of 2003 was largely due to the integration of DtA’s prior business. In addition, total commitments of KfW’s domestic project finance increased from €3.2 billion to €4.9 billion, compared with the same period in 2002, largely due to a broader range of products offered. Loans extended for municipal infrastructure projects and housing also increased by €1.1 billion (from €1.9 billion to €3.0 billion) and by €3.8 billion (from €8.7 billion to €12.5 billion), respectively, compared with the first nine months of 2002. A substantial portion of these loans was made in the form of global loans, which, since the beginning of 2002, have been granted also to German commercial banks.

      The level of new commitments for export and project finance for the nine months ended September 30, 2003 (€4.1 billion) decreased slightly in comparison to the first nine months of 2002 (€4.5 billion). As in the previous year, such financing concentrated heavily on Europe. The share of financing to North America was approximately €0.6 billion, the share to Asia was slightly higher. New commitments were strong in the sectors manufacturing industries, land-based transportation and aircraft finance.

      The level of commitments for financial cooperation reached €0.9 billion in the first nine months of 2003, compared with €0.8 billion in the first nine months of 2002.

      The number of securitization transactions and the volumes per transaction may vary significantly from one quarter to another and from one transaction to another. While KfW recorded seven securitization transactions with a total volume of €13.9 billion in the first three quarters of 2002, it had six securitization transactions with a total volume of €8.11 billion in the first three quarters of 2003. A comparison of the two periods is not meaningful. In general, 2003 securitization volumes are expected to be comparable to 2002 volumes.

          Sources of funds

      The volume of funding raised in the capital markets for the first nine months of 2003 was €41.1 billion, of which 50.0% was raised in euro, 36.5% in U.S. dollars and the remainder in five other currencies.

Capitalization and indebtedness of KfW Group as of September 30, 2003(1)

As of
September 30, 2003

(millions of €)
Short-term indebtedness(2)	44,199

Long-term borrowings(3) from Federal Government	14,927
ERP Special Fund	18,652
Banks	20,642
Other lenders	14,433

Total long-term borrowings	68,654
Bonds(3)	165,338

Total long-term debt	233,992
Equity
Paid-in capital(4)	3,300
Reserves(5)	4,344
Fund for general bank risks	1,630

Total equity	9,274
Total capitalization	243,266

(1)	Represents consolidated information for KfW giving effect to the merger with DtA to January 1, 2003.

(2)	With a remaining term of one year or less.

(3)	With remaining terms of more than one year.

(4)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounts to €3,750 million. €3,300 million has been paid in pro rata by the Federal Government and the Länder.

(5)	Consists of capital reserves of €1,603.76 million, retained earnings of €2,181.58 million and reserves from the ERP Special Fund of €559.09 million.

     With the coming into effect of the Restructuring Act on August 22, 2003, DtA’s share capital was contributed to KfW as a special capital reserve, and KfW succeeded to DtA in all its rights and obligations, including DtA’s outstanding borrowings and bonds. The short-term indebtedness and capitalization of the KfW Group as of September 30, 2003 is not necessarily indicative of KfW Group’s short-term indebtedness and capitalization as of December 31, 2003.

KfW’s preliminary results for the year ended December 31, 2003

      As described above, KfW merged with DtA on August 22, 2003, with retroactive effect to January 1, 2003. Accordingly, financial information for the year ended December 31, 2003 reflects the merger between KfW and DtA as if it had occurred on January 1, 2003. For a better comparison, the figures for the year ended December 31, 2002 have been restated (except for balance sheet figures) as if the merger had occurred on January 1, 2002. The following information is derived from KfW’s press release and related press conference of January 26, 2004 announcing certain preliminary results for 2003. The financial figures in this section are based on preliminary unaudited figures that are subject to adjustment. This information is not necessarily indicative of KfW Group’s audited results for the year, which KfW expects to release in May 2004.

      At December 31, 2003, KfW Group’s total assets amounted to €315 billion, an increase of approximately 20.7%, or €54 billion, compared with €261 billion at December 31, 2002 (not restated and therefore not including DtA’s assets). This increase was mainly due to the merger with DtA.

          Commitments

      The following table sets forth an approximate breakdown by category of KfW’s commitments for loans, grants and guarantees for 2003 as compared with 2002.

	Year ended
	December 31,

	2002(1)	2003(2)

	(billions of €)
Commitments
Investment finance in the Federal Republic(3)	33.7	42.8
Export and project finance	6.1	5.4
Financial cooperation	1.3	1.6

Total	41.1	49.8

Securitization commitments	20.1	21.9

(1)	Preliminary and unaudited; restated for the merger between KfW and DtA.

(2)	Preliminary and unaudited; includes consolidated information for KfW giving retroactive effect to the merger with DtA to January 1, 2003.

(3)	Includes commitments of €1.2 billion and €1.4 billion for investment finance elsewhere in Europe in 2002 and 2003, respectively.

     The increase in investment finance in the Federal Republic is mainly attributable to an increase in commitments of KfW’s domestic project finance by €1.9 billion (from €4.2 billion to €6.1 billion) and in loans extended for municipal infrastructure projects and housing by €1.5 billion (from €3.0 billion to €4.5 billion) and by €5.1 billion (from €10.3 billion to €15.4 billion), respectively, each compared with the same period in 2002. Loans extended in the form of global loans increased significantly, in particular to SMEs, where global loans increased by 54% from €1.3 billion to €2.0 billion in 2003, and the domestic housing industry, where global loans increased by 164% from €1.4 billion to €3.7 billion in 2003.

          Sources of funds

      The volume of long-term funding raised in the capital markets in 2003 was €48.6 billion (excluding credit-linked certificates of indebtedness in the amount of €2.1 billion), of which 51.7% was raised in euro, 33.7% in U.S. dollars and the remainder in five other currencies.

Material differences between generally accepted German and United States accounting principles

      The following information is supplemental to the summary of material differences between generally accepted German and United States accounting principles included in the Annual Report of KfW on Form 18-K filed with the Securities and Exchange Commission on June 3, 2003 and incorporated by reference herein. Neither alone nor taken together should this information be taken as exhaustive of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of KfW or notes thereto.

      Guarantees. Under German GAAP, a guarantor records an accrual and a corresponding charge to the income statement when an enterprise has a present obligation as a result of a past event and it is expected, based on available evidence, that payment would have to be made to the guaranteed party.

      Under US GAAP, a guarantor is required to recognize, at the inception of certain guarantees issued after January 1, 2003 or modification after January 1, 2003 of such guarantees previously issued, a liability for the fair value of the obligation undertaken in issuing the guarantee.

      Transactions between entities under common control — merger with DtA. German GAAP allows that mergers between entities under common control are accounted for at historical costs. Furthermore, the receiving entity should present its financial statements subsequent to the transaction as if the transaction had occurred at the beginning of the period. Financial information for prior periods does not have to be restated as if the transaction had occurred at the beginning of the prior year period. KfW merged with DtA on August 22, 2003 with retroactive effect to January 1, 2003. Prior to this merger, both KfW and DtA were controlled by the Federal Republic of Germany. Accordingly, financial information as of and for the nine months ended September 30, 2003 reflects the merger between KfW and DtA as if it had occurred on January 1, 2003. Comparative financial information as of and for the nine months ended September 30, 2002 has not been restated as if the transaction had occurred on January 1, 2002 and is therefore not comparable.

      Under US GAAP, financial statements and financial information presented for prior years and interim periods should be restated to reflect the above transaction as if it had occurred at the beginning of the earliest period presented.

Recent bond issuance

      On February 4, 2004, KfW launched a global offering of its 3.50% Global Bonds due 2009 in an aggregate principal amount of €5,000,000,000. Delivery of the 3.50% Global Bonds due 2009 was made on February 12, 2004.

True Sale Initiative

      On July 9, 2003, KfW, together with Bayerische Hypo- und Vereinsbank AG, Bayerische Landesbank, Citigroup Global Markets Deutschland AG, COMMERZBANK AG, Deka-Bank Deutsche Girozentrale, Deutsche Bank AG, Dresdner Bank Aktiengesellschaft, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Eurohypo Aktiengesellschaft, HSH Nordbank AG, Landesbank Hessen-Thüringen Girozentrale and WestLB AG, signed a letter of intent, in which they agreed to jointly form a financing entity for the securitization of loans originated by banks (the “True Sale Initiative” or “TSI”).

      On December 13, 2003, the thirteen institutions (including KfW) agreed to optimize the structure so that it would now consist of basically two elements: One element would be a platform through which true sale securitization transactions would be executed. As currently planned, this securitization platform will comprise several non-profit foundations (charitable trusts) that will be stakeholders in separate, insolvency-remote special-purpose vehicles (SPVs). These SPVs are to be founded for each transaction in which the SPV will buy the portfolio to be securitized from a bank, convert it into tradeable securities collateralized through the portfolio (i.e., asset-backed securities) and sell them to investors in the capital markets. The second element would be a “TSI Service Company” (GmbH) that will be dedicated to developing uniform minimum standards in order to create a separate “brand name” for true sale securitization transactions. In addition, the TSI Service Company will serve as a “political forum” where key market participants pool their expertise, analyze the overall conditions for asset-backed securities in Germany and provide suggestions for further development. The liability of the member institutions of TSI Service Company, including KfW, will be limited to their respective capital contribution. KfW will not give any guarantee or any similar support to the TSI structure. KfW’s primary function is to provide the expertise it has gained in recent years in securitization transactions, and to act as a neutral coordinator of the True Sale Initiative. The participating institutions are currently in the process of further defining the details of and implementing the structure. KfW expects the first transaction to be conducted under this new scheme in the next months.

      On July 11, 2003, the Bundesrat enacted a statute amending various provisions of German tax law with the aim of promoting smaller businesses (Kleinunternehmerförderungsgesetz). These amendments resulted in an elimination of the previously existing disadvantage of true sale securitization as compared with other forms of securitization with respect to the application of trade tax (Gewerbesteuer). The statute expressly excludes special purpose entities from trade tax if their business is exclusively the direct or indirect purchase of loan receivables (Kreditforderungen), bills of exchange (Wechsel) or guarantees from credit institutions licensed under the German Banking Act (Kreditwesengesetz) or certain other public agencies listed in the Trade Tax Act by way of true sale or synthetic transactions and if these activities are refinanced by issuing securities or taking out loans from credit institutions. The statute takes effect retroactively as of January 1, 2003.

Privatization initiatives of the Federal Government

      On July 8, 2003, KfW issued a five-year bond of an aggregate amount of €5 billion, exchangeable for Deutsche Telekom AG shares after a period of two years. If fully exchanged, KfW’s stake in Deutsche Telekom AG would be reduced by approximately 6%, calculated based on the total share capital currently outstanding.

      On November 10, 2003, KfW acquired shares of Deutsche Telekom AG and Deutsche Post AG from the Federal Government. The purchase price was €5.5 billion. In this context, the Federal Government granted a subordinated loan of €500 million to KfW. After this transaction KfW held a stake of approximately 17% in Deutsche Telekom AG and of approximately 48% in Deutsche Post AG.

      On December 10, 2003, KfW placed a combined offering consisting of a direct sale (accelerated bookbuilding) of 63 million Deutsche Post AG shares for an aggregate offering price of €1 billion and bonds in the aggregate principal amount of €1.15 billion exchangeable into approximately 56 million Deutsche Post AG shares. As a result of the direct sale, KfW’s stake in the total share capital of Deutsche Post AG dropped to 42.6%. The bonds will be exercisable from January 8, 2005 to December 21, 2006. If fully exchanged, KfW’s stake in Deutsche Post AG would be reduced further by approximately 5%, calculated based on the total share capital currently outstanding.

Outlook for the German economy and Germany’s budget deficit

      On October 23, 2003, the German Minister of Economics and Labor announced that the Federal Government expected the average growth rate for 2003 to be zero, thereby revising the estimated rate of around 0.75% forecast in April 2003. He also stated that the Federal Government expected an average growth rate in the range of 1.5% to 2% for 2004 and would take its economic decisions regarding 2004 based on a growth rate of

1.7%. These numbers were confirmed in the Annual Economic Report published by the Federal Cabinet (Bundeskabinett) on January 28, 2004.

      On January 15, 2004, the Federal Statistical Office of Germany declared that, based on preliminary calculations, the German gross domestic product slightly declined by 0.1% in 2003, compared with 2002.

(Sources:

http://www.bundesregierung.de/Nachrichten-,417.545913/artikel/ Clement-Reformen-fuer-konjunkt.htm;
http://www.destatis.de/presse/deutsch/pk/2004/bip  2003.htm;
http://www.bmwa.bund.de/Navigation/wirtschaft,did=29022.html)

      On November 26, 2003, the Bundestag adopted a supplementary budget for 2003 which sets forth net borrowings for 2003 in the amount of €43.4 billion, compared to an initially budgeted amount of €18.9 billion. On January 14, 2004, the German Ministry of Finance announced that the net borrowings for 2003 turned out to be lower than expected, amounting to €38.6 billion. Nevertheless, based on preliminary calculations by the Federal Statistical Office of Germany, the general government budget deficit in 2003 is expected to reach 4% and thus not comply with the 3% Maastricht budget deficit threshold. In addition, based on current estimates for 2004 and contrary to the Federal Government’s prior aim of achieving compliance with the 3% Maastricht budget deficit threshold in 2004, the general government budget deficit in 2004 is expected to reach 3.5% of Germany’s gross domestic product (GDP). In accordance with the Stability and Growth Pact, the EU Commission proceeded with the excessive deficit procedures and, on November 18, 2003, issued further recommendations subject to approval by the European Council. However, on November 25, 2003, the ECOFIN Council did not approve the Commission’s recommendations, but adopted less stringent recommendations that require Germany, among other things, to achieve a reduction in the cyclically-adjusted deficit of 0.6% of GDP in 2004 and of at least 0.5% of GDP in 2005 in order to reduce the general government deficit to below 3%. The Federal Government believes that its reform programme “Agenda 2010” complies with the commitments entered into at the ECOFIN Council meeting and expects the general government budget deficit to have been reduced to 2.5% by 2005.

      On January 13, 2004, the EU Commission announced that it intends to challenge the resolution taken by the ECOFIN Council on the grounds that this decision violates the Stability and Growth Pact. To this end, the EU Commission declared its intention to file a lawsuit with the European Court of Justice and to request an accelerated proceeding, in which case a decision could be issued within three to six months. The German government has declared that, in its view, the recommendations taken by the ECOFIN Council are consistent with the EC Treaty.

(Sources:

http://www.bundesregierung.de/Nachrichten-,417.589337/artikel/EU-Defizitverfahren-Kooperatio.htm;
http://www.bundesfinanzministerium.de/Aktuelles/ Pressemitteilungen-.395.22178/Pressemitteilung/ Positive-Entwicklung-beim-Bund...htm;
http://www.destatis.de/presse/ deutsch/pm2004/p0240121.htm;
http://europa.eu.int/rapid/ start/cgi/guesten.ksh?p  action.gettxt=gt&doc=IP/04/35I0IRAPID&lg=EN;
http://www.bundesregierung.de/servlet/init.cms.layout.LayoutServlet?global.naviknoten=434&link=bpa notiz  druck&global.printview=2&link.docs=545896;
http://www.bundesregierung.de/servlet/init.cms.layout.LayoutServlet?global.naviknoten=434&link=bpa  notiz  druck&global.printview=2&link.docs=569644;
http://www.europa.eu.int/rapid/ start/cgi/guesten.ksh?p  action.gettxt=gt&doc=IP/03/1560I0IRAPID&lg=
EN&display=;
http://www.europa.eu.int/rapid/ start/cgi/guesten.ksh?p  action.gettxt=gt&doc=PRES/03/320I0IRAPID&lg=
EN&display=)

2004 Federal Budget

      On November 28, 2003, the Bundestag approved the 2004 Federal Budget. Among other things, the 2004 Federal Budget provides for net borrowings in the amount of €29.3 billion and investments in the amount of €24.6 billion.

(Source:

http://www.bundesregierung.de/servlet/init.cms.layout.LayoutServlet?global.naviknoten=434&link=bpa  notiz  druck&global.printview=2&link.docs=567617)

      On December 19, 2003, the Bundesrat approved the Law Accompanying the 2004 Federal Budget (Haushaltsbegleitgesetz). Among other things, the law accelerates the implementation of certain steps of the third stage of the Tax Reform 2000, which was originally scheduled to take effect on January 1, 2005, to January 1, 2004. The law is designed to stimulate economic growth by lowering the total tax burden on companies and individuals by €15 billion in 2004 and, when the final phase of the Tax Reform 2000 will become effective on January 1, 2005, by further €6.5 billion in 2005. The Federal Government expects to finance the additional deficit primarily through a mixture of privatization proceeds and additional borrowings, as well as a reduction of subsidies to individuals.

(Sources:

http://www.bundesregierung.de/servlet/init.cms.layout.LayoutServlet?global.naviknoten=434&link=bpa  notiz  druck&global.printview=2&link.docs=509246;
http://www.bundesregierung.de/artikel,-498878/Steuerreform.htm;
http://www.bundesregierung.de/Nachrichten/ Artikel-,434.578914/artikel/ Reformen-der-Agenda-2010-verab.htm
http://www.bundesregierung.de/Nachrichten/ Artikel-,434.509737/artikel/ Bundeskabinettbeschliesst- wei.htm;
http://www.bundesregierung.de/Nachrichten/ Artikel-,434.509246/artikel/ Finanzierung-der-dritten-Steue.htm;
http://www.bundesfinanzministerium.de/Aktuelles/ Pressemitteilungen-.395.19850/Pressemitteilung/ Vorziehender-Steuerreform-200...htm)

Tax Reform Proposals

      According to a law dated December 23, 2003, a tax amnesty will be granted to non-complying taxpayers if they make a declaration of unreported income and pay a flat tax rate on such income in 2004 or, at the latest, by March 31, 2005. In March 2003, the German Federal Government also proposed changing the existing rules applicable to interest income received by individuals tax resident in Germany relating to securities in order to encourage tax compliance. Instead of the interest withholding tax of 30% currently imposed as a prepayment towards the taxpayer’s ultimate tax liability, a security holder’s income tax liability on interest earned would be satisfied by withholding tax on interest payments at a rate of 25%. However, this rate proposal has been subject to recent discussions and may change. If an individual’s actual tax liability falls short of the withholding rate, however, any excess amount withheld would be refunded to the taxpayer based on a tax assessment.

      The Federal Government has declared its intention to implement the preferential treatment of interest income along with the application of the EU Savings Tax Directive scheduled to become effective January 1, 2005. It can not currently be estimated whether these plans will be implemented at the scheduled date, and if so, in which form.

EU Savings Tax Directive

      On June 3, 2003, the Council of the European Union (Ecofin) approved a directive regarding the taxation of interest income. By provisions implementing the directive, each EU Member State must require paying agents (within the meaning of the directive) established within its territory to provide to the competent authority of this state details of the payment of interest made to any individual resident in another EU Member State as the beneficial owner of the interest. The competent authority of the EU Member State of the paying agent (within the meaning of the directive) is then required to communicate this information to the competent authority of the EU Member State of which the beneficial owner of the interest is a resident.

      For a transitional period, Austria, Belgium and Luxembourg may opt instead to withhold tax from interest payments within the meaning of the directive at a rate of 15% starting January 1, 2005, of 20% as from January 1, 2008 and 35% as from January 1, 2011. If the application of the provisions of the directive is delayed these dates will be postponed accordingly.

      The directive was required to be implemented by the EU Member States by January 1, 2004. The member states shall apply the respective provisions as from January 1, 2005 provided that (i) Switzerland, Liechtenstein, San Marino, Monaco and Andorra apply from that same date measures equivalent to those contained in the directive, in accordance with agreements entered into by them with the European Community and (ii) also all the relevant dependent or associated territories (the Channel Islands, the Isle of Man and the dependent or associated territories in the Caribbean) apply from that same date an automatic exchange of information or, during the transitional period described above, apply a withholding tax in the described manner. The Council shall adopt a new date for the application of the provisions unless it decides at the latest on July 1, 2004 that the conditions will be met in time.

      In view of the conditions mentioned before, it is presently not yet possible to predict when the directive will ultimately be applicable.

United States taxation

      Under recently enacted changes to the United States federal income tax laws, capital gains of a noncorporate United States holder that are recognized before January 1, 2009 are generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The United States federal income tax treatment of gains and losses from a sale or retirement of the notes is described more fully under the caption “United States Taxation — United States Holders — Purchase, Sale and Retirement of the Notes” in the accompanying prospectus.

EXCHANGE RATE INFORMATION

      We file reports with the Securities and Exchange Commission giving economic data expressed in euro.

      The following table shows the average noon buying rates for euro, expressed as U.S. dollars per €1.00, for the periods and dates indicated.

Year ended December 31,	Average(1)

1999	1.0588
2000	0.9207
2001	0.8909
2002	0.9495
2003	1.1411

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per €1.00, for each month from August 2003 through January 2004 (and February 2004 through February 12).

	High	Low

August 2003	1.1390	1.0871
September 2003	1.1650	1.0845
October 2003	1.1833	1.1596
November 2003	1.1995	1.1417
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004 (through February 12)	1.2815	1.2426

      The noon buying rate for euro on February 12, 2004 was €1.00 = $1.2807.

      No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into euro or U.S. dollars, as the case may be, at any particular rate.

      There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic of Germany must report to the Deutsche Bundesbank, the German Central Bank, subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic of Germany if such payment exceeds €12,500 (or the equivalent in a foreign currency).

DESCRIPTION OF THE NOTES

      The following description of the particular terms and conditions of the notes (the “conditions”) offered hereby (referred to herein as the “notes” and in the prospectus as the “securities”) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the securities set forth in the prospectus, to which description reference is hereby made. The description of the notes below (with the exception of certain explanatory text designated by italics) is substantially the same as the legally binding English text thereof and is qualified in its entirety by reference thereto. A copy of the form of conditions has been filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus supplement and the prospectus are a part.

General provisions

      Principal amount and denomination. The notes will be issued in an aggregate principal amount of one billion dollars ($1,000,000,000), divided into one million notes in the principal amount of $1,000 each which will rank equally among themselves.

      Global certificates — form. The notes will be represented by one or more permanent global certificates without interest coupons, which will be kept in custody by DBTCA, or any successor, as custodian for DTC until all our obligations under the notes have been satisfied. The global certificates (as defined under “Clearing and settlement — Certification and custody; appointment of registrar and paying agent”) will be manually signed by two of our authorized representatives and will each be manually authenticated by or on behalf of the registrar (as defined under “Clearing and settlement — Certification and custody; appointment of registrar and paying agent”). According to the conditions, definitive certificates representing individual notes and interest coupons will not be issued. Definitive certificates representing individual notes may however be issued in the very limited circumstances described under “Clearing and Settlement — The clearing systems — DTC.”

      Transfers. Transfers will be made by book-entry only as described in further detail under “Clearing and Settlement — Transfers”.

Status

      The notes will constitute unsecured and unsubordinated obligations of KfW and will rank equally with all of our other present and future unsecured and unsubordinated obligations, but subject to any applicable mandatory statutory exceptions.

Interest

      Interest rate and due dates. The notes will bear interest at the rate of 2.70% per year as from February 20, 2004. The notes will cease to bear interest upon the end of the day preceding the day on which they become due for redemption. Interest is payable semi-annually in arrears on March 1 and September 1. The first interest payment will be made on September 1, 2004 for the period commencing on February 20, 2004 (inclusive) and ending on September 1, 2004 (exclusive). The interest amount for this period shall total $14,325,000 for the aggregate principal amount of $1,000,000,000.

      Late payment. Should we fail to repay the notes on the due date therefor, interest on the notes shall, subject to the provisions with respect to business days (as defined under “— Payments — Business days”), continue to accrue beyond the due date until actual repayment of the notes at the default rate of interest established by law. According to relevant law, the default rate shall be five percentage points above the basic rate of interest set by the European Central Bank from time to time. If such default rate were required to be paid now, it would be 6.14%.

      Accrued interest. If it is necessary to compute interest for a period of other than a full year, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Maturity; early redemption; repurchase

      Maturity. The notes shall be redeemed at par on March 1, 2007. Subject to the provisions set forth under “— Early redemption” and subject to the provisions with respect to termination for default set forth under “— Termination for default”, neither KfW nor any noteholder shall be entitled to redeem the notes before their stated maturity.

      Early redemption. The notes may be redeemed, as a whole but not in part, on March 1, 2005 at the option of KfW upon not less than five New York business days prior written notice (as described below under “— Notices”) at a redemption price equal to 100% of the principal amount of the notes, together with interest accrued to, but excluding, March 1, 2005.

      Repurchase. We may at any time purchase and resell notes in the open market or otherwise.

Payments

      Payments. Payments of principal of, and interest on, the notes shall be made on the relevant payment date (see “— Payment date and due date”) to the registered holder of the global certificates in U.S. dollars as set forth below. The amount of payments to the registered holder of the global certificates shall correspond to the aggregate principal amount of notes represented by the global certificates, as established by the registrar at the close of business on the relevant record date (see “— Record date”). Payments of principal shall be made upon surrender of the global certificates to the paying agent.

      All payments made by us to, or to the order of, the registered holder of the global certificates shall discharge our liability under the notes to the extent of the sums so paid.

      Record date. The record date (the “record date”) for purposes of payments of principal and interest (see “— Payments”) shall be, in respect of each such payment, the tenth New York business day prior to the relevant payment date (see “— Payment date and due date”).

      Business days. If any date for payment of principal or interest to the registered holder of the global certificates is not a New York business day, such payment shall not be made until the next day which is a New York business day and no further interest shall be paid in respect of the delay in such payment. A “New York business day” shall be any day on which banking institutions in New York City are not obligated and not authorized to close.

      Payment date and due date. For the purposes of the terms and conditions of the notes, “payment date” means the day on which the payment is actually to be made, where applicable as adjusted in accordance with the preceding paragraph, and “due date” means the payment date provided for herein, without taking account of any such adjustment.

Taxes

      All payments by us in respect of the notes shall be made without deduction or withholding of taxes or other duties, unless such deduction or withholding is required by law. In the event of such deduction or withholding, KfW shall not be required to pay any additional amounts in respect of the notes.

Termination for default

      Any noteholder may, at his option, declare his notes due and demand repayment thereof at their principal amount plus interest accrued to the date of repayment if we shall fail to pay any amount payable under the notes within 30 days from the relevant due date. The right to declare notes due shall cease if the noteholder has received the relevant payment before he has exercised such right. Any notice declaring notes due shall be made by means of a written notice to be delivered by hand or registered mail to us together with proof that such noteholder at the time of such notice is a holder of the relevant notes by means of a certificate of the noteholder’s custodian as set forth under “— Governing law, jurisdiction, enforcement and language — Enforcement”. Definitive certificates representing individual notes and interest coupons will not be issued in the event of a default.

Registrar and paying agent

      We will appoint DBTCA as initial registrar (the “registrar”) and paying agent (the “paying agent”). We may at any time vary or terminate the appointment of the registrar or the paying agent or approve any change in the office through which they act (the “specified office”) provided that there shall at all times be a registrar and paying agent, and provided further that so long as the notes are listed on any stock exchange (and the rules of such stock exchange so require), we will maintain a paying agent with a specified office in the city in which such stock exchange is located. We will give notice of any change in the registrar of paying agent or in their specified offices by publication in the manner set forth under “— Notices”.

      The registrar and the paying agent in such capacities are acting exclusively as our agents and do not have any legal relationship of any nature with or accountability to any noteholder.

Further issues

      We reserve the right, from time to time without the consent of the noteholders, to issue additional notes, on terms identical in all respects to those set forth in the terms and conditions of the notes (except as to the date from which interest shall accrue), so that such additional notes shall be consolidated with, form a single issue with and increase the aggregate principal amount of, the notes. The term “notes” shall, in the event of such increase, also include such additional issued notes.

Notices

      All notices regarding the notes shall be published in the following journals: (a) so long as the notes are listed on the Luxembourg Stock Exchange (and the rules of such Stock Exchange so require) at least one leading daily newspaper of general circulation in Luxembourg (expected to be the Luxemburger Wort); (b) a leading daily newspaper of general circulation in the Federal Republic of Germany; and (c) a leading daily newspaper printed in the English language and of general circulation in New York City (expected to be the Wall Street Journal). Any notice will become effective for all purposes on the third day following the date of its publication or, if published more than once or on different dates, on the third day following the first date of any such publication.

Governing law, jurisdiction, enforcement and language

      Governing law. The notes, both as to form and content, as well as our rights and duties and those of the noteholders shall be governed by and shall be construed in accordance with the laws of the Federal Republic of Germany. Transfers and pledges of notes executed between DTC participants and between DTC and DTC participants will be governed by the laws of the State of New York.

      Jurisdiction. Any action or other legal proceedings arising out of or in connection with the notes may exclusively be brought in the District Court (Landgericht) in Frankfurt am Main.

      Enforcement. Any noteholder may in any proceedings against us or to which the noteholder and we are parties protect and enforce in its own name its rights arising under its notes on the basis of (a) a certificate issued by its custodian (i) stating the full name and address of the noteholder, (ii) specifying an aggregate principal amount of notes credited on the date of such statement to such noteholder’s securities account maintained with such custodian and (iii) confirming that the custodian has given a written notice to DTC and the registrar containing the information pursuant to (i) and (ii) and bearing acknowledgments of DTC and the relevant DTC participant and (b) copies of the global certificates certified as being true copies by a duly authorized officer of DTC or the registrar. For purposes of the foregoing, “custodian” means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the noteholder maintains a securities account in respect of any notes and includes DTC and any other clearing system which is a participant in DTC.

      Language. The conditions are written in the English and German languages, with the English version controlling and binding.

CLEARING AND SETTLEMENT

      The information set out below in connection with DTC, Euroclear or CBL, which are collectively referred to as the clearing systems, is subject to any change in or reinterpretation of the rules, regulations and procedures of the clearing systems currently in effect. The information in this section concerning the clearing systems has been obtained from sources that we believe to be reliable, but neither we nor any underwriter takes any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the clearing systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant clearing system. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, interests in the notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Certification and custody; appointment of registrar and paying agent

      Clearing and settlement arrangements, including the existing links between Euroclear and CBL and the participation of these systems in DTC, will provide investors access to three major clearing systems. At initial settlement, the notes will be represented by one or more permanent global certificates (the “global certificates”) which will not be exchangeable for definitive certificates representing individual notes except in very limited circumstances described under “— The clearing systems — DTC”. The global certificates, which are to be held by DBTCA as custodian for DTC, will be issued in registered form in the name of DTC’s nominee Cede & Co. and will represent the notes held by investors electing to hold notes through financial institutions that are participants in DTC (“DTC participants”). The notes are expected to be accepted for clearance and settlement through DTC on February 20, 2004. Euroclear and CBL participate in DTC, and, accordingly, notes held by investors electing to hold notes through financial institutions that are participants in Euroclear and CBL (“Euroclear and CBL participants”) are thus also represented by the global certificates.

      The notes represented by the global certificates will equal the total aggregate principal amount of the notes outstanding at any time. Owners of beneficial interests in the global certificates will not be entitled to have notes registered in their names, and will not be entitled to receive physical delivery of definitive certificates representing individual notes. KfW may issue definitive certificates representing individual notes in the very limited circumstances described under “— The clearing systems — DTC”.

      We will appoint DBTCA as initial registrar and paying agent (in performing both functions, the “Agent”) as described in greater detail under the heading “Description of the notes — Registrar and paying agent”. The details of any such agent are set forth under “Further Information”.

      The Agent is acting exclusively as our agent and does not have any legal relationship of any nature with or accountability to the noteholders.

      The global certificates have been assigned an ISIN number of US500769AS32, a CUSIP number of 500769AS3 and a common code of 018663953.

Payments

      As described under “— Certification and custody; appointment of registrar and paying agent”, DBTCA will act as our initial paying agent for the notes. Principal and interest payments on the notes will be made by us through the paying agent to the registered holder of the global certificates in U.S. dollars as set forth under “Description of the notes — Payments”. All payments duly made by us to, or to the order of, the registered holder of the global certificates, shall discharge our liability under the notes to the extent of the sum or sums so paid. Therefore, after such payments have been duly made, neither we nor the paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the global certificates. Payments by DTC participants and indirect DTC participants (as defined under “— The clearing systems — DTC” below) to owners of beneficial interests in the global certificates will be governed by standing instructions and customary practices and will be the responsibility of the DTC participants or indirect DTC participants. Neither we nor the paying agent will have any responsibility or liability for any aspect of the records of DTC relating to or payments made by DTC on account of beneficial interests in the global certificates or for maintaining, supervising or reviewing any records of DTC relating to such beneficial interests. Substantially similar principles will apply with regard to Euroclear and CBL participants.

Transfers

      Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of DTC, Euroclear or CBL, as the case may be, in accordance with their respective procedures. Book-entry interests in the notes may be transferred within DTC, Euroclear or CBL, as the case may be, in accordance with their respective procedures established for this purpose. Transfers of book-entry interests in the notes between any of DTC, Euroclear and CBL may be effected in accordance with the procedures established for this purpose by DTC, Euroclear and CBL.

The clearing systems

Overview

      Beneficial interests in the global certificates will be represented through book-entry accounts at financial institutions acting on behalf of such beneficial owners as direct and indirect participants in DTC. An investor may elect to hold beneficial interests in the global certificates directly through either DTC, Euroclear or CBL, if such investor is a participant in any such system, or indirectly through an organization which is a participant in any such system. Euroclear and CBL will hold interests on behalf of their participants through customer securities accounts in the name of Euroclear and CBL on the books of their respective depositaries, which in turn will hold such interests in customer securities accounts in their respective names on the books of DTC.

DTC

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the post-trade settlement among DTC participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between DTC participants’ accounts. This eliminates the need for physical movement of securities certificates. DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of DTC participants and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly (“indirect DTC participants”). The DTC Rules applicable to its participants are on file with the Securities and Exchange Commission.

      Transfers of beneficial interests in notes in DTC may be made only through DTC participants. Indirect DTC participants are required to effect transfers through a DTC participant. In addition, beneficial owners of notes in DTC will receive all distributions of principal of and interest on the notes from the paying agent through a DTC participant. Distributions in the United States will be subject to tax reporting in accordance with relevant United States tax laws and regulations as set forth in “United States Taxation”.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants, and because beneficial owners will hold interests in the notes through DTC participants or indirect DTC participants, the ability of such beneficial owners to pledge notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to such notes, may be limited.

      The established procedures of DTC provide that (i) upon issuance of the notes by us, DTC will credit the accounts of DTC participants designated by the managers (as defined in “Subscription and Sale”) with the principal amount of the notes purchased by the managers, and (ii) ownership of interests in the global certificates will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, the DTC participants and the indirect DTC participants. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the global certificates is limited in such context.

      KfW and the Agent have each undertaken to DTC that, in the event DTC is unable or unwilling to continue providing its services, and a successor securities depository is not obtained, KfW and the Agent shall cooperate fully with DTC in taking appropriate action to make definitive certificates representing individual notes available to holders.

CBL

      CBL is incorporated under the laws of Luxembourg. CBL holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between CBL participants through electronic book-entry changes in accounts of CBL participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in CBL in various currencies, including U.S. dollars. CBL provides to CBL participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. CBL interfaces with domestic markets in several countries. As a professional depositary, CBL is subject to regulation by the Luxembourg Monetary Institute.

      CBL participants are recognized financial institutions around the world, including managers, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the managers. Indirect access to CBL is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a CBL participant either directly or indirectly. Distributions with respect to notes held beneficially through CBL will be credited to cash accounts of CBL participants in accordance with its rules and procedures.

Euroclear

      Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may be settled in various currencies, including U.S. dollars. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear operator”). All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the managers. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

      The Euroclear operator is regulated and examined by the Belgian Banking Commission.

      Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Euroclear terms and conditions”). The Euroclear terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the Euroclear terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

      Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by the Euroclear operator.

Global clearance and settlement procedures

Initial settlement

      Customary settlement procedures will be followed for participants of each system at initial settlement. Settlement procedures applicable to the domestic United States dollar market will be followed for primary market purchasers which are participants in DTC, and notes will be credited to their securities accounts on the settlement date against payment in U.S. dollars in same-day funds. Settlement procedures applicable to conventional eurobonds in registered form will be followed for primary market purchasers which are Euroclear or CBL participants, and notes will be credited to their securities accounts on the business day following the settlement date against payments for value on the settlement date.

Secondary market

      Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s same-day funds settlement system. Secondary market trading between Euroclear and CBL participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and CBL and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or CBL, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant European clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and CBL participants may not deliver instructions directly to the U.S. depositaries of their respective clearing systems.

      Because of time zone differences, credits or notes received in Euroclear or CBL as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear or CBL participants on such business day. Cash received in Euroclear or CBL as a result of sales of notes by or through a Euroclear or CBL participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or CBL cash account only as of the business day following settlement in DTC.

SUBSCRIPTION AND SALE

      Bear, Stearns International Limited and Citigroup Global Markets Limited (together, the “managers”) will, pursuant to a subscription agreement expected to be dated February 13, 2004 (the “subscription agreement”), severally and not jointly agree with us to subscribe and pay for the principal amount of the notes set forth opposite their respective names below at 99.947% of their principal amount less a combined commission of 0.15% of such principal amount. Under the terms and conditions of the subscription agreement, the managers will be committed to take and pay for all of the notes, if any are taken. The managers propose to offer the notes in part directly to the public at the initial offering price set forth on the cover page of this prospectus supplement, and in part through dealers less a concession of 0.15%. We may also agree to bear certain costs and expenses incurred by the managers in connection with the issue, subscription and offering of the notes. After the initial public offering, the price to public and concession may be changed.

Principal amount
Managers	of notes

Bear, Stearns International Limited	$500,000,000
Citigroup Global Markets Limited	500,000,000

Total	$1,000,000,000

      The notes will be offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is legal to make such offers.

      Each manager will acknowledge the fact that no selling prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act of the Federal Republic of Germany (Wertpapier-Verkaufsprospektgesetz) of September 9, 1998 (as amended) has been and will be registered and published in the Federal Republic of Germany. Each Manager will represent and agree that it has not offered and sold and will not offer and sell any notes in the Federal Republic of Germany otherwise than in accordance with the provisions of the Securities Sales Prospectus Act.

      Each manager will represent and agree that: (a) it has not offered or sold and, prior to the expiration of the period of six months from the closing date, will not offer or sell, any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of such notes in circumstances in which section 21(1) of the FSMA does not apply to KfW; and (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

      Each manager will agree that in connection with any distribution of the notes in the United States such manager will comply with and cause any of its affiliates which offers or sells notes in the United States to comply with applicable United States law.

      Each manager will acknowledge and agree that it will not offer or sell any notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

      Each manager will represent and agree that it has not offered or sold, and has agreed not to offer or sell any notes, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of notes in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each manager will also represent and agree that it will send to any dealer who purchases from it any notes a notice stating in substance that, by purchasing such notes, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such notes in Canada or any province or territory thereof or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of notes in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any such notes a notice to the foregoing effect.

      Each manager will acknowledge and agree that (1) it has not offered or sold, and will not offer or sell, the notes by means of any document, to persons in Hong Kong other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong and (2) unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued or had in its possession for the purpose of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, invitation or document relating to the notes in Hong Kong other than with respect to notes intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

      Each manager will acknowledge that (other than in the United States of America) no action has been or will be taken in any jurisdiction by the managers or us that would permit a public offering of the notes, or possession or distribution of any of the disclosure documents (as defined in the subscription agreement) or any other offering material, in any jurisdiction where action for those purposes is required. Each manager will comply with all applicable laws in each jurisdiction in which it purchases, offers, sells or delivers notes or has in its possession or distributes any disclosure document or any other offering material.

      The subscription agreement will provide that the obligations of the managers are subject to certain conditions, including approval of certain legal matters by counsel. In addition, the managers may, after consultation with us, terminate the subscription agreement at any time prior to the payment of the purchase price if there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in their view be likely to prejudice materially the success of the offering and distribution of the notes or dealing in the notes in the secondary market.

      The notes are a new issue of securities with no established trading market. Application has been made to list the notes on the Luxembourg Stock Exchange. We have been advised by the managers that they intend to make a market in the notes. The managers have agreed to do so but may discontinue market making at any time. No assurance can be given as to the liquidity of the trading market for the notes.

      In connection with this offering of notes, Citigroup Global Markets Limited or its affiliates may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Citigroup Global Markets Limited or its affiliates of a greater number of the notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      These activities by Citigroup Global Markets Limited or its affiliates may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Citigroup Global Markets Limited or its affiliates at any time. These transactions may be effected in the over-the-counter market or otherwise.

      We will agree to indemnify the managers against certain liabilities, including liabilities under the Securities Act of 1933. The managers have agreed to bear certain expenses of the issuance of the notes.

      It is expected that delivery of the notes will be made against payment on or about the date specified in the penultimate paragraph of the cover page of this prospectus supplement, which will be the sixth New York business day (seventh Frankfurt business day) following the date of pricing of the notes. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser has traded or wishes to trade notes on the date of pricing of the notes or the next two succeeding business days thereafter, it will be required, by virtue of the fact that the notes will initially settle on the sixth New York business day following the date of pricing of the notes, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who have traded or wish to trade the notes on the date of pricing of the notes or the next two succeeding business days should consult their own advisor.

VALIDITY OF THE NOTES

      The validity of the notes will be passed upon on behalf of KfW by the legal department of KfW, and on behalf of the managers by Hengeler Mueller, Frankfurt am Main. KfW is also being represented by Sullivan & Cromwell LLP, New York, New York, and the managers are also being represented by Simpson Thacher & Bartlett LLP, New York, New York.

FURTHER INFORMATION

      Further information concerning the notes and concerning KfW and the Federal Republic of Germany may be found on file with the SEC, as described in greater detail in the prospectus under the heading “Where you can find more information.”

      For so long as the notes are outstanding, copies of the documents mentioned in this prospectus supplement will be available free of charge during the usual business hours at the specified offices of the Luxembourg listing agent, Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115, Luxembourg (“DB Luxembourg”), including:

•	the form of global certificates, including the terms of the notes;

•	the Law Concerning the Kreditanstalt für Wiederaufbau and KfW’s by-laws;

•	the form of subscription agreement;

•	the agency agreement appointing DBTCA as Agent;

•	the most recent annual reports of KfW; and

•	the documents incorporated by reference on page 2 of the prospectus dated January 8, 2003.

      Application has been made to list the notes on the Luxembourg Stock Exchange in accordance with the rules thereof, including the appointment of DB Luxembourg as Luxembourg paying and transfer agent, to act in such capacities should we be required to issue definitive certificates representing individual notes. In such case, noteholders should contact DB Luxembourg regarding payment and transfer. In connection with the listing application, a notice relating to the issue of the notes (Notice Légale) and the Law Concerning the KfW, by-laws and other information regarding KfW will be lodged with the Trade and Company Register (Registre de Commerce et des Sociétés à Luxembourg), where copies thereof and of the documents mentioned above may be obtained on request.

      The independent auditors of KfW are PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

      The issuance of the notes was authorized by resolution of KfW’s Board of Directors on May 2, 2003.

      KfW does not publish interim financial statements.

      Except as disclosed herein, there has been no material adverse change in the business, financial position capitalization or results of operations of KfW since the date of the latest audited financial statements of KfW.

      To the best knowledge of KfW, except as otherwise disclosed herein, there is no pending or threatened action, suit or proceeding before any court or governmental agency, authority or body or any arbitrator involving KfW which would materially adversely affect the financial position of KfW.

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PROSPECTUS

KfW, Frankfurt/Main, Federal Republic of Germany

Debt Securities

Debt Securities

Guaranteed Unconditionally

as to Principal, Premium, if any, and
Interest by
KfW, Frankfurt/Main, Federal Republic of Germany

       Kreditanstalt für Wiederaufbau, also known as KfW, an institution organized under public law of the Federal Republic of Germany, and KfW International Finance Inc., a Delaware corporation, also known as KfW Finance, may each from time to time offer debt securities. The securities may consist of notes or bonds. The securities issued by KfW may also, at the option of KfW, be exchangeable for other debt securities or for equity securities owned directly or indirectly by KfW in other entities. The securities will be unconditional obligations of either KfW or KfW Finance. Securities that are offered and sold by KfW Finance will be guaranteed unconditionally, as to principal, premium, if any, and interest by KfW.

      Pursuant to the Law Concerning the Kreditanstalt für Wiederaufbau, the securities will also benefit from a statutory guarantee of the Federal Republic.

      For each offer and sale of securities under this prospectus, we will provide a prospectus supplement with the specific terms of each issue.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 8, 2003.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. When we filed the registration statement, we used a “shelf” registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to the total dollar amount registered with the SEC (or the equivalent in other currencies). This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” before you invest.

WHERE YOU CAN FIND MORE INFORMATION

      KfW and KfW Finance together file an Annual Report on Form 18-K with the SEC. This report includes financial, statistical and other information concerning KfW, KfW Finance and the Federal Republic of Germany. You can inspect and copy this annual report at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can also obtain copies of this report at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. All filings made after November 4, 2002 are also available online through the SEC’s EDGAR electronic filing system. Access to EDGAR can be found on the SEC’s website, www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC until we sell all of the securities.

•	Annual Report on Form 18-K of KfW and KfW Finance for the year ended December 31, 2001;

•	Amendment No. 1 to Annual Report on Form 18-K/A of KfW and KfW Finance for the year ended December 31, 2001, filed on December 20, 2002.

      You may request a copy of these filings at no cost by writing Deutsche Bank Trust Company Americas (“DBTCA”), 100 Plaza One, Jersey City, NJ 07311.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates set forth on the respective cover pages of these documents.

APPLICATION OF PROCEEDS

      The net proceeds from the sale of securities offered by KfW will be used by KfW for its general business. The net proceeds from the sale of securities offered by KfW Finance will be loaned to KfW for use in KfW’s general business.

KREDITANSTALT FÜR WIEDERAUFBAU

      KfW was established in 1948 as a public law institution (Körperschaft des öffentlichen Rechts) by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic, to distribute and lend funds of the European Recovery Program, also known as the Marshall Plan. Today, having expanded and internationalized, KfW conducts its business in four principal areas:

•	domestic investment finance;

•	export and project finance;

•	promotion of developing countries (financial cooperation); and

•	advisory and other services.

      In its domestic investment finance business, KfW extends loans principally to German commercial banks, for use in providing loans to small and medium-sized companies (“SMEs”) in Germany, as well as for housing-related loans, project financing for domestic industry, and financing for other government policy objectives such as communal infrastructure and environmental protection. Over the last two years, KfW has increasingly extended loans to commercial banks elsewhere in Europe to provide loans to SMEs. To a much lesser extent, KfW also provides grants and guarantees in support of its lending activities as part of its domestic investment finance business. In its export and project finance business, KfW extends loans directly to foreign buyers of German capital goods and finances large scale projects, especially in the areas of aircraft, telecommunications equipment, industrial goods, power and energy, environmental technology, ship export finance, land based transportation and airports and harbors. In its financial cooperation business, KfW provides financial assistance to developing countries in the form of loans and grants funded by the Federal Republic and KfW itself. KfW’s advisory and other services include a wide range of different activities, including the provision of information and advisory services on promotional programs available in Germany, the coordination of economic advice in Central and Eastern Europe, certain privatization initiatives of the Federal Government and the handling of a number of tasks resulting from Germany’s reunification.

      As a public law institution serving public policy objectives of the Federal Government, KfW is not subject to corporate taxes and does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support the growth in the volume of its business. KfW is prohibited from distributing profits, which are instead allocated to statutory and special reserves. KfW is also prohibited from taking deposits, conducting current account business or dealing in securities for the account of others.

      KfW is organized under the Law Concerning the Kreditanstalt für Wiederaufbau, or the KfW Law, as a public law institution with unlimited duration. Its offices are located at Palmengartenstrasse 5-9, D-60325 Frankfurt am Main, Federal Republic of Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains a branch office in Berlin and a liaison office to the European Union in Brussels.

Relationship with the Federal Republic

      Ownership. The Federal Republic holds 80% of KfW’s capital and the German federal states (the “Länder”) hold the remaining 20%. Shares in KfW’s capital may not be pledged or transferred to entities other than the Federal Republic and the Länder. Capital contributions have been and are expected to continue to be made to KfW in such proportions as to maintain the relative share of capital held by the Federal Republic and the Länder. Pursuant to the German Fourth Financial Markets Promotion Act (Viertes Finanzmarktförderungsgesetz), KfW increased its statutory capital from the equivalent of DM 1 billion to €3,750 million, as of July 1, 2002. To effect this capital increase, KfW reclassified a portion of its reserves into statutory capital.

      Guarantee of the Federal Republic. The KfW Law was amended with effect from April 1, 1998 to provide expressly that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1A). Under this statutory guarantee, if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW or if KfW fails to make any payment required to be made under its guarantee of securities issued by KfW Finance when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under this statutory guarantee ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to KfW with respect to the obligations covered. For more information about the guarantee of the Federal Republic, please see the discussion under the heading entitled “Responsibility of the Federal Republic for KfW — Guarantee of the Federal Republic” in this prospectus.

      Institutional Liability (“Anstaltslast”). Under the German administrative law principle of Anstaltslast the Federal Republic has an institutional liability to KfW that requires the Federal Republic to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to perform its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including its obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

      Understanding with the European Commission. Pursuant to an understanding between the European Commissioner for Competition and the German Federal Ministry of Finance reached on March 1, 2002, Anstaltslast and the statutory guarantee of the Federal Republic of Germany will continue to be available to KfW, in light of the promotional activities for which KfW is responsible. The understanding acknowledges that KfW’s role in providing financing in particular for small and medium-sized enterprises, risk capital, environmental protection, technology/ innovation, infrastructure and housing, as well as its co-operation with developing countries, is compatible with EU prohibitions against state aid. During 2001 the European Commission had expressed its preliminary view that KfW’s activities in certain areas may not be compatible with those prohibitions.

      In the area of export and project finance, the understanding with the Commissioner requires KfW to transfer to an independent subsidiary that portion of such export and domestic and international project finance activities which the Commissioner has deemed to fall outside the scope of the promotional activities of KfW. The legislative basis for, and the resolutions regarding, the establishment of such subsidiary and the transfer of such export and project financing must be adopted by March 31, 2004 and the transfer of such activities to the subsidiary must be effected by December 31, 2007. KfW may not fund the subsidiary at other than market rates of interest or extend to the subsidiary any benefit of Anstaltslast or the statutory guarantee. KfW plans to develop business models for the creation of an independent subsidiary and to prepare for the establishment of such a subsidiary. KfW will continue to be permitted, however, to engage directly in the following export and project finance activities:

•	Implementation of international promotional programs, such as the interest rate subsidized programs CIRR (Commercial Interest Reference Rate) and LASU (Large Aircraft Sector Understanding) (these are recognized as promotional activities in accordance with the OECD consensus).

•	Participation in syndicated financing activities outside the EU, the European Economic Area and the countries currently being considered for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist.

•	Participation in projects deemed to be in the interest of the EU, such as the Trans-European networks in the areas of transport, telecommunications and energy infrastructure.

      In connection with the understanding, the Commissioner has also requested the formulation of a more precise statement as to the scope of KfW’s promotional activities than is currently contained in the KfW Law. Accordingly, revisions to the KfW Law are planned, with the goal of providing greater transparency. These revisions are required to be completed by March 31, 2004. In adopting new programs, KfW will have to abide by the new provisions in the KfW Law that result from the understanding.

      In order to formalize the understanding in accordance with the rules of the EC Treaty, the Commission has transformed the understanding into a decision of the Commission. The Federal Republic formally accepted the decision with respect to the understanding.

      Supervision. KfW is generally exempt from the requirements of the German Banking Act (Kreditwesengesetz). Under the KfW Law, the Federal Ministry of Finance supervises KfW and monitors KfW’s compliance with applicable laws and KfW’s by-laws. These powers of supervision do not include the right to exercise influence over business decisions by the Board of Management or the Board of Directors of KfW.

      KfW’s overall activities are supervised by its Board of Directors, which is composed of seven federal ministers, five appointees of the upper house of Parliament (Bundesrat) and representatives of various sectors and institutions of the German economy.

KfW INTERNATIONAL FINANCE INC.

      KfW Finance is a wholly owned subsidiary of KfW and was incorporated in the State of Delaware in June 1988 for the sole purpose of issuing and selling debt securities and transferring the net proceeds of such sales to KfW. KfW Finance has nominal equity capital and operates under arrangements with KfW which provide that KfW will indemnify KfW Finance for any expenses or liabilities that it incurs in connection with the issuance of such securities.

DESCRIPTION OF SECURITIES AND KfW GUARANTEE

      The following briefly summarizes the terms and conditions of the securities offered by KfW and KfW Finance as separate series of notes or bonds from time to time, the KfW guarantee, the agency agreement in respect of securities issued by KfW, and the fiscal agency agreement or agreements in respect of securities issued by KfW Finance (together, the “agency agreements”). Copies of the forms of the securities and the forms of the agency agreements are filed as exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to those exhibits. Terms that are used in this prospectus and that are defined in the agency agreements have the respective meanings given to them in the agency agreements, unless otherwise defined in this prospectus.

Description of Securities of KfW

General

      KfW may issue debt securities in one or more series as it may authorize from time to time. This section summarizes the terms that are common to all series of the securities which KfW may offer. The financial or other specific terms of your series are described in the applicable prospectus supplement, which is attached to or accompanies this prospectus. If the terms described in the prospectus supplement that applies to your series of KfW securities differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement.

      The prospectus supplement that relates to your securities will specify the following terms:

•	the title of the securities;

•	the aggregate principal amount, and any limitation of that amount, of the securities;

•	the denominations in which KfW may issue the securities;

•	the currency or currencies of such denominations and the currency in which payments will be made;

•	the price at which the securities will be issued, expressed as a percentage of their principal amount;

•	the maturity date or dates of the securities;

•	the interest rate or rates which the securities will bear, if any, which may be fixed or variable, and the method by which such rate or rates will be calculated;

•	the dates on which KfW must pay interest;

•	where and how KfW will pay principal, premium, if any, and interest on the securities;

•	whether and in what circumstances the securities may or must be redeemed or repaid before maturity;

•	whether and in what circumstances KfW’s obligations under the securities may be terminated;

•	whether the securities will be exchangeable for other debt securities or for equity securities of entities owned directly or indirectly by KfW;

•	whether any part or all of the securities will be issued in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for the global securities and the terms of the depositary system;

•	the exchange or exchanges, if any, on which KfW will apply to have the securities listed; and

•	any other terms of the securities.

      The prospectus supplement that relates to your KfW securities will also describe special United States federal income tax, German income tax and other considerations that apply to your securities, if any.

      KfW may issue securities that bear no interest, or that bear interest at a rate that is below the market rate at the time they are issued, for sale at a substantial discount below their stated principal amount.

      There will be a registrar and paying agent, generally referred to as the “paying agent”, for KfW in connection with the KfW securities. The duties of the paying agent will be governed by the agency agreement. KfW may replace the paying agent and may appoint a different paying agent for different series of securities. KfW may maintain deposit accounts and conduct other banking and financial transactions with the paying agent. The paying agent is KfW’s agent. The paying agent is not a trustee for the holders of KfW’s securities and does not have a trustee’s responsibilities or duties to act for them in the way a trustee would.

      The paying agent will maintain a registrar at an office in Frankfurt am Main, and in any other city required by the rules of the relevant stock exchange or applicable law, to register transfers of securities issued in registered form, subject to any restrictions set forth in the prospectus supplement relating to the securities.

      Principal of, premium, if any, and interest on your securities will be payable at the place or places and in the currency or currencies as are designated by KfW and as set forth in the applicable prospectus supplement.

      There will be no “gross-up” provision which would require additional payments to be made in respect of the securities in the event that German withholding taxes are imposed.

Rank of Securities

      The securities will not be secured by any of KfW’s property or assets and will not be subordinated to any of KfW’s other general obligations. The securities will therefore rank equally with each other and with all of KfW’s other unsecured and unsubordinated indebtedness, subject to any mandatory statutory exceptions that apply.

Governing Law; Jurisdiction

      The agency agreement and the securities will be governed by, and interpreted in accordance with, the laws of the Federal Republic.

      Any action or legal proceedings arising out of or in connection with the securities can only be brought in the District Court (Landgericht) in Frankfurt am Main.

Description of Securities of KfW Finance

General

      KfW Finance’s securities may be denominated in U.S. dollars or, at its option, in any other currency or currencies or in composite currencies or in amounts determined by reference to an index. KfW Finance may issue its securities in one or more series as it may authorize from time to time. This section summarizes the terms of the securities that are common to all series of the securities offered by KfW Finance. The financial or other specific terms of your series are described in the applicable prospectus supplement, which is attached to or accompanies this prospectus. If the terms described in the prospectus supplement that applies to your series of KfW Finance securities differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement.

      The prospectus supplement that relates to your securities will specify the following terms:

•	the title of the securities;

•	the aggregate principal amount, and any limitation of that amount, of the securities;

•	the denominations in which KfW Finance may issue the securities;

•	the currency or currencies of denominations and the currency in which payments will be made;

•	the price at which the securities will be issued, expressed as a percentage of their principal amount;

•	the maturity date or dates of the securities;

•	the interest rate or rates which the securities will bear, if any, which may be fixed or variable, and the method by which the rate or rates will be calculated;

•	the dates on which KfW Finance must pay interest;

•	where and how KfW Finance will pay principal, premium, if any, and interest on the securities;

•	whether and in what circumstances the securities may or must be redeemed or repaid before maturity, in addition to the redemption terms described below in this prospectus under the heading “Redemption at the Option of KfW Finance”;

•	the exchange or exchanges, if any, on which KfW Finance will apply to have the securities listed;

•	whether any part or all of the securities will be issued in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for the global securities and the terms of the depositary system;

•	any sinking fund provisions;

•	whether the securities will be issued in bearer form with interest coupons attached, if any, or in registered form without interest coupons, or both, and any restrictions on the exchange of one form for another; and

•	any other terms of the securities.

      Your prospectus supplement will also describe special United States federal income tax and other considerations that apply if your KfW Finance securities are issued in bearer form or if principal or interest payments on your securities are determined by reference to any index.

      KfW Finance may issue securities that bear no interest, or that bear interest at a rate that is below the market rate at the time they are issued, for sale at a substantial discount below their stated principal amount.

      There will be a fiscal agent or agents for KfW Finance in connection with the KfW Finance securities. The duties of the fiscal agent will be governed by the agency agreement. KfW Finance may replace the fiscal agent and may appoint a different fiscal agent or agents for different series of securities. KfW Finance and KfW may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent is KfW Finance’s agent. The fiscal agent is not a trustee for the holders of KfW Finance’s securities and does not have a trustee’s responsibilities or duties to act for them in the way a trustee would.

      KfW Finance will maintain a register at an office in The City of New York to register transfers of securities issued in registered form, subject to any restrictions set forth in the prospectus supplement relating to the securities.

      Principal of, premium, if any, and interest on the securities will be payable at the place or places and in the currency or currencies as are designated by KfW Finance and as set forth in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, interest on registered securities will be paid by check mailed to the persons in whose names securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at each person’s address appearing on the register of securities. Interest on any securities in bearer form will be payable by check upon surrender of any applicable coupon at the offices or agencies of the fiscal agent or any such other paying agent outside of the United States as KfW Finance may designate from time to time, as long as prior to the first actual payment of interest, the required certification of non-U.S. beneficial ownership has been delivered (as further described in the prospectus supplement).

      No payment of interest on bearer securities will be made at the corporate trust office of the fiscal agent in the United States or at any other paying agency maintained by KfW Finance in the United States, nor will any such payment be made by mail to an address in the United States or by transfer to an account maintained by a holder with a bank in the United States. Nevertheless, payments of principal of and premium and interest on bearer securities denominated and payable in U.S. dollars will be made in the United States if, but only if, payment of the full amount in U.S. dollars at each office of the fiscal agent and of each paying agent outside of the United States appointed and maintained by KfW Finance is illegal or effectively precluded by exchange controls or other similar restrictions. If bearer securities are issued, KfW Finance will designate the offices of at least one paying agent outside the United States as the location at which interest on the bearer securities will be paid.

Rank of Securities

      The securities will not be secured by any of KfW Finance’s property or assets. The securities will rank equally with each other, without any preference by reason of priority of date of issue or currency of payment or otherwise, with all of KfW Finance’s other unsecured loan indebtedness.

Loans to KfW

      KfW Finance will lend the proceeds from the sale of each series of securities offered by KfW Finance to KfW. KfW will agree to make payments to KfW Finance on each loan relating to securities in the amounts and prior to the times of the required payments of the principal of and premium, if any, and interest on the securities.

Additional Amounts

      If any present or future German tax, assessment or governmental charge is imposed upon or as a result of payments of principal of, or premium, if any, or interest on the notes, then KfW Finance will pay you additional amounts so that you will receive the same net amount after deducting or withholding for these taxes, assessments or governmental charges that you would have received had none of these amounts been deducted or withheld, unless:

•	you are liable for these taxes on your notes because you have some present or former connection with the Federal Republic of Germany other than merely receiving principal of, premium, if any, or interest on the notes or owning or holding them;

•	the only reason these taxes were imposed was because you presented your notes for payment more than 15 days after the date on which the payment first became due and payable or the date on which payment was duly provided for, whichever occurred later;

•	these taxes were imposed because you failed to comply with any certification, identification or other reporting requirements concerning your nationality, residence, identity or connection with the Federal Republic of Germany, and such compliance is required by statute or by regulation as a precondition to exemption from such tax;

•	these taxes are estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or governmental charge;

•	these taxes are payable other than by deduction or withholding from any payment of principal or interest;

•	these taxes are required to be withheld by any paying agent from a payment on the notes and such payment can be made without such withholding by any other paying agent;

•	these taxes are imposed pursuant to: any European Union directive on the taxation of savings implementing or derived from the conclusions of the ECOFIN Council meeting of November 26-27, 2000 (any such directives, collectively, the “EU Tax Directive”); any law implementing or complying with, or introduced in order to conform to, the EU Tax Directive; or

•	if the EU Tax Directive is adopted, (x) any international agreement to which the Federal Republic of Germany or the European Union is a party implementing a system of taxation substantially similar to that adopted in the EU Tax Directive, or (y) any law implementing or complying with, or introduced in order to conform to, such an agreement.

      KfW Finance will not pay any additional amounts if the registered holder of a note is a fiduciary, partnership or any person other than the sole beneficial owner of any payment and a beneficiary or settlor with respect to a fiduciary, a member of a partnership or the beneficial owner of that payment would not have been entitled to the additional amounts if it had been the registered holder of the note. For further discussion of additional amounts, please see the discussion under the heading “Federal Republic Taxation” below in this prospectus.

      There will be no additional amounts payable in respect of any present or future United States tax, assessment or governmental charge.

Redemption at the Option of KfW Finance

      If any German tax law or regulatory changes that take effect on or after the date of the prospectus supplement for your series of KfW Finance securities require KfW Finance to pay you additional amounts on or before the interest payment date, or if these changes require KfW to pay additional amounts to KfW Finance under the loan relating to your series or to you under the guarantee relating to your series or otherwise on or before the next interest payment date, KfW Finance may redeem all of the outstanding securities in your series. KfW Finance may only redeem your securities at a time when these conditions continue to exist. If KfW Finance decides to redeem your securities, it will give you at least 30 days’ and no more than 60 days’ prior written notice and will pay you 100% of the principal amount of your securities that are redeemed plus accrued interest to the redemption date.

Acceleration of Maturity

      The securities of any series will become due and payable at the option of the holder of the securities of the series if:

•	there has been a default in any interest payment on any security of the series when due that has continued for 30 days;

•	there has been a default in any payment of principal of any security of the series when due;

•	either KfW Finance or KfW defaults in the performance of any of its other covenants in the securities of the series and the fiscal agency agreement, and this default has continued for 60 days after the holders of at least 10% of the aggregate principal amount of the securities of the series at the time outstanding give written notice as provided in the fiscal agency agreement;

•	there has been a default in any payment when due of the principal of, or acceleration of, any indebtedness for money borrowed by KfW Finance, if that indebtedness is not discharged, or the acceleration is not annulled, within 10 days after the holders of at least 10% of the aggregate principal amount of the securities of the series at the time outstanding give written notice as provided in the fiscal agency agreement;

•	there has been a default in any payment when due of the principal of, or acceleration of, any indebtedness for money borrowed by KfW, in any case where (1) the aggregate amount of indebtedness with respect to which the default has occurred exceeds U.S.$10,000,000, or the equivalent in another currency, and (2) KfW is not contesting the default in good faith and by appropriate proceedings, if the indebtedness is not discharged, or the acceleration is not annulled, within 10 days after the holders of at least 10% of the aggregate principal amount of the securities of the series at the time outstanding give written notice as provided in the fiscal agency agreement; or

•	certain events in bankruptcy, insolvency or reorganization of KfW Finance or KfW occur.

      If any of these events occur, the securities of that series will become due and payable upon written notice by the holders of the fiscal agent, unless all defaults have been cured before the fiscal agent has received the written notice.

      Neither KfW Finance nor KfW are required to give the fiscal agent periodic evidence that there is no default.

Assumption

      KfW or any of its wholly-owned subsidiaries may, with the consent of the German Ministry of Finance, assume all of KfW Finance’s obligations relating to a series of securities by amending the fiscal agency agreement for that series. This may be done without the consent of the holders of the securities of that series. If the assumption is made by a wholly-owned subsidiary of KfW, KfW must guarantee that subsidiary’s obligations and certain other conditions must be met.

Governing Law

      The fiscal agency agreement and the securities will be governed by, and interpreted in accordance with the laws of the State of New York, except with respect to authorization and execution by KfW of the fiscal agency agreement and the securities, and any other matters required to be governed by the laws of the Federal Republic.

Consent to Service

      KfW will designate the fiscal agent as its authorized agent upon which process may be served in any action arising out of or based on the fiscal agency agreement and the KfW guarantee which may be instituted in any federal or state court in New York City by any holder of the securities. Such designation will not constitute consent to service of process in any legal action or proceeding predicated upon the Securities Act of 1933, as amended. KfW is not entitled to sovereign immunity.

Description of KfW Guarantee

      KfW will unconditionally guarantee the due and punctual payment of the principal of, and premium, if any, and interest on the securities offered by KfW Finance, when and as the same shall become due and payable, whether at the stated maturity, by declaration of acceleration, upon redemption or otherwise.

RESPONSIBILITY OF THE FEDERAL REPUBLIC FOR KfW

      Guarantee of the Federal Republic. As discussed under “Kreditanstalt für Wiederaufbau — Relationship with the Federal Republic — Guarantee of the Federal Republic”, under the statutory guarantee of the Federal Republic, in the event that KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW or to make any payment required to be made under the KfW guarantee, when the same is due and payable, the Federal Republic will be liable at all times for that payment as and when it shall become due and payable.

      The Federal Republic has not appointed an agent in the United States upon whom process may be served in any action based on its obligations under its statutory guarantee, has not consented to or agreed to submit to the jurisdiction of any court in the United States in respect of such actions and has not waived any immunity from the jurisdiction of courts in the United States to which it may be entitled in respect of any such action. As a result, it may not be possible to obtain a judgment against the Federal Republic in respect of securities covered by the guarantee of the Federal Republic in a court in the United States or to enforce in the Federal Republic any such judgment that may be so obtained.

      The Federal Republic may be sued in the courts of the Federal Republic, without any public official’s or authority’s consent to bring proceedings or obtain judgment against the Federal Republic.

      Institutional Liability (“Anstaltslast”). As discussed under “Kreditanstalt für Wiederaufbau — Relationship with the Federal Republic — Institutional Liability” (“Anstaltslast”), under the German administrative law principle of Anstaltslast or institutional liability, the Federal Republic, as the constituting body of KfW, is required to assume responsibility to KfW for the performance of KfW’s obligations.

      The responsibility of the Federal Republic under the principle of Anstaltslast is an obligation to KfW itself. Under German law, KfW (or its liquidator) would be required to enforce its rights against the Federal Republic in the event it needed to do so in order to meet its obligations to third parties, such as its obligations to the holders of securities under the KfW guarantee. Moreover, if KfW were to default on an obligation, the Federal Republic would not, under Anstaltslast, be permitted to wait for KfW to enforce its rights; the Federal Republic would be required on its own authority to take steps to enable KfW to perform its obligations when due. Accordingly, while Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic and creditors of KfW do not have a direct claim against the Federal Republic under Anstaltslast, the effect of this legal principle is that

KfW’s obligations, including KfW’s obligations to the holders of securities under the KfW guarantee, are fully backed by the credit of the Federal Republic.

DEBT RECORD

      Neither KfW nor KfW Finance nor the Federal Republic has ever defaulted on the payment of principal of, or premium or interest on, any security issued by it.

FEDERAL REPUBLIC TAXATION

      The following is a general discussion of certain German tax consequences of the acquisition and ownership of the securities offered by KfW and KfW Finance. This discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase these securities. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular purchaser. This summary is based on the laws of the Federal Republic currently in force and as applied on the date of this prospectus, which are subject to change, possibly with retroactive or retrospective effect.

      Prospective purchasers of securities are advised to consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of securities, including the effect of any state or local taxes, under the tax laws applicable in the Federal Republic and each country of which they are residents.

Tax Residents

      Payments of interest on the securities, including interest having accrued up to the sale of a security and credited separately (“Accrued Interest”) to persons who are tax residents of the Federal Republic (i.e., persons whose residence, habitual abode, statutory seat, or place of effective management and control is located in the Federal Republic) are subject to German personal or corporate income tax (plus solidarity surcharge (Solidaritätszuschlag) at a rate of 5.5% thereon). Such interest is also subject to trade tax if the securities form part of the property of a German trade or business. Accrued Interest paid upon the acquisition of a security may give rise to negative income if the security is held as a non-business asset.

      Upon maturity of a security the initial subscriber to a security derives, in addition to, or, as in the case of a zero coupon security, instead of the current interest on the security, taxable investment income in an amount equal to the difference between the issue price of the security and the redemption amount (“Original Issue Discount”), in the case of securities held as non-business assets, however, only if the Original Issue Discount exceeds certain thresholds. Provided that the security can be classified as a financial innovation (Finanzinnovation) under German tax law, including zero coupon securities, floating rate securities or discounted securities, and is purchased or disposed of while outstanding, or redeemed at maturity, the Original Issue Discount (provided the holder of the security gives proof of the applicable yield to maturity) to the extent attributable to the period over which the holder has held the security minus interest, including Accrued Interest, already taken into account or, alternatively, the difference between the proceeds from the disposition assignment or redemption and the purchase price is subject to personal or corporate income tax in the year of the disposition assignment or maturity of the security. If, however the securities form part of the property of a German trade or business, in each year the part of the Original Issue Discount attributable to such year as well as interest accrued must be taken into account proportionately as interest income and may also be subject to trade tax. Where the security is expressed in a currency other than the Euro, the difference referred to in the sentence before the immediately preceding sentence is first computed as the difference between the foreign-currency denominated proceeds and the foreign-currency denominated price and then translated into Euros.

      Capital gains from the disposition of a security, other than income from Original Issue Discount exceeding certain thresholds, as defined above, are only taxable to a German tax-resident individual if the securities are disposed of within one year after their acquisition or form part of the property of a German trade or business, in which case the capital gains may also be subject to trade tax. Capital gains derived by German-resident corporate holders of securities will be subject to corporate income tax (plus solidarity surcharge at a rate of 5.5% thereon) and trade tax.

      If the securities are held in a custodial account that the security holder maintains with a German branch of a German or non-German financial or financial services institution (the “Disbursing Agent”) a 30% withholding tax on interest payments (Zinsabschlag), plus 5.5% solidarity surcharge on such tax, will be levied, resulting in a total tax charge of 31.65% of the gross interest payment. Withholding tax is also imposed on Accrued Interest. If the securities qualify as financial innovations, as explained above, and are kept in a custodial account, which the security holder maintains with a Disbursing Agent such Agent will generally withhold tax at a rate of 30% (plus solidarity surcharge at a rate of 5.5% thereon) from interest payments, Accrued Interest as well as from the positive difference between the redemption amount or proceeds from the disposition or assignment and the issue or purchase price of the securities if the security has been kept in a custodial account with such Agent since the time of issuance or acquisition, respectively, and will first compute such difference, where the security is expressed in a currency other than the Euro, as the difference between the foreign-currency denominated proceeds and the foreign-currency denominated price and will then translate such difference into Euros. If the security has not been kept in the custodial account since its issuance or acquisition the 30% withholding tax is applied to 30% of the amounts paid in partial or final redemption of the securities or the proceeds from the disposition or assignment of the securities, respectively.

      In computing the tax to be withheld the Disbursing Agent may deduct from the basis of the withholding tax any Accrued Interest paid by the holder of a security to the Disbursing Agent during the same calendar year. In general, no withholding tax will be levied if the holder of a security is an individual (i) whose security does not form part of the property of a German trade or business nor gives rise to income from the letting and leasing of property, and (ii) who filed a withholding exemption certificate (Freistellungsauftrag) with the Disbursing Agent but only to the extent the interest income derived from the security together with other investment income does not exceed the maximum exemption amount shown on the withholding certificate. Similarly, no withholding tax will be deducted if the holder of the security has submitted to the Disbursing Agent a certificate of non-assessment (Nichtveranlagungsbescheinigung) issued by the relevant local tax office.

      If the securities are not kept in a custodial account with a Disbursing Agent the withholding tax will apply at a rate of 35% of the gross amount of interest paid by a Disbursing Agent upon presentation of a coupon (whether or not presented with the security to which it appertains) to a holder of such coupon (other than a non-German financial or financial services institution). In this case proceeds from the disposition or redemption of a coupon, and if the securities qualify as financial innovations 30% of the proceeds from the disposition, assignment or redemption of a security, will also be subject to withholding tax at a rate of 35%. Where the 35% withholding tax applies no Accrued Interest paid can be taken into account in determining the withholding tax base. Again solidarity surcharge at a rate of 5.5% of the withholding tax applies so that the total tax burden to be withheld is 36.925%.

      Withholding tax and solidarity surcharge thereon are credited as prepayments against the German personal or corporate income tax and the solidarity surcharge liability of the German resident. Amounts overwithheld will entitle the security holder to a refund, based on an assessment to tax.

Nonresidents

      Interest, including Accrued Interest and Original Issue Discount, and capital gains derived by persons who are not tax residents of the Federal Republic are not subject to German taxation, unless (i) the securities form part of the business property of a permanent establishment, including a permanent representative, or a fixed base maintained in the Federal Republic by the security holder or (ii) the interest income otherwise constitutes income taxable in Germany (such as income from the letting and leasing of certain German-situs property). In the latter case a tax regime similar to that explained above under the heading “— Tax Residents” applies; capital gains from the disposition of securities are, however, only taxable in the case of (i).

      Nonresidents of the Federal Republic are, in general, exempt from German withholding tax on interest and solidarity surcharge thereon. However, where the interest is subject to German taxation as set forth in the preceding paragraph and the securities are held in a custodial account with a Disbursing Agent, withholding tax is levied as explained above under the heading “— Tax Residents”.

Inheritance and Gift Tax

      No inheritance or gift taxes with respect to any security will arise under the laws of the Federal Republic, if, in the case of inheritance tax, neither the decedent nor the beneficiary, or in the case of gift tax, neither the donor nor the donee, is a resident of the Federal Republic and such security is not attributable to a German trade or business for which a permanent establishment is maintained, or a permanent representative has been appointed, in the Federal Republic. Exceptions from this rule apply to certain German expatriates.

Other Taxes

      No stamp, issue, registration or similar taxes or duties will be payable in the Federal Republic in connection with the issuance, delivery or execution of the securities. Currently, net assets tax is not levied in the Federal Republic.

Proposed EU Savings Tax Directive

      On December 13, 2001, the Council of the European Union approved a new draft directive regarding the taxation of savings income. It is proposed that each EU Member State under its domestic law requires paying agents (within the meaning of the directive) established within its territory to provide to the competent authority of its EU Member State of establishment details of the payment of interest (within the meaning of the directive) to an individual resident in another EU Member State. The competent authority of the EU Member State of the paying agent shall then communicate this information to the competent authority of the EU Member State of which the recipient is a resident. The proposed directive is to be implemented by the EU Member States by January 1, 2004. However, for a transitional period of seven years thereafter Austria, Belgium and Luxembourg may opt instead to withhold tax from such payments at a rate of 15% for the first three years of the transitional period and of 20% thereafter. It is envisaged that the Council of the European Union will decide on a final text of the directive no later than December 31, 2002. However, since the adoption of the proposal is subject to certain non EU Member States and associated territories and dependencies of EU Member States also agreeing to supply information or imposing a withholding tax it is currently not possible to predict whether, when, or in what form the proposal will ultimately be adopted.

      Holders who are individuals should note that, if this proposal is adopted, KfW or KfW Finance will not pay additional amounts in respect of any withholding tax imposed as a result thereof.

UNITED STATES TAXATION

      This discussion describes the material United States federal income tax consequences of owning the securities described in this prospectus which, for purposes of this discussion, are referred to as “notes”. It is the opinion of Sullivan & Cromwell LLP, US counsel to the issuers. It applies to you only if you acquire notes in the offering or offerings contemplated by this prospectus and you own your notes as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a person that owns notes that are a hedge or that are hedged against interest rate or currency risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States person whose functional currency for tax purposes is not the US dollar.

      This discussion deals only with notes that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning notes that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

      United States Holders. This section describes the tax consequences to a “United States holder”. A United States holder is a beneficial owner of a note that is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      If you are not a United States holder, this section does not apply to you, and you should see the sections entitled “United States Alien Holders (KfW Finance)” and “United States Alien Holders (KfW)” below for information that may apply to you.

      Payments of Interest. Except as described below in the case of interest on a “discount note” that is not “qualified stated interest”, each as defined later under “Original Issue Discount — General”, you will be taxed on any interest on your note, whether payable in US dollars or a foreign currency, as ordinary income at the time you receive the interest or at the time it accrues, depending on your method of accounting for tax purposes.

      Interest paid on, and original issue discount (as described later under “Original Issue Discount”), if any, accrued with respect to the notes that are issued by KfW constitute income from sources outside the United States, but, with certain exceptions, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States Holder.

      Cash Basis Taxpayers. If you are a taxpayer that uses the “cash receipts and disbursements” method of accounting for tax purposes and you receive an interest payment that is denominated in or determined by reference to a foreign currency, you must recognize income equal to the US dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into US dollars.

      Accrual Basis Taxpayers. If you are a taxpayer that uses the accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in or determined by reference to a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year).

      If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year).

Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into US dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you own at the beginning of the first taxable year to which the election applies and to all debt instruments that you thereafter acquire. You may not revoke this election without the consent of the Internal Revenue Service.

      When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your note, denominated in or determined by reference to a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss attributable to the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into US dollars.

      Original Issue Discount. General. If you own a note, other than a note with a term of one year or less, referred to as a “short-term note”, it will be treated as issued at an original issue discount and referred to as a “discount note”, if the note’s “stated redemption price at maturity” exceeds its “issue price” by more than a “de minimis amount”. Generally, a note’s “issue price” will be the first price at which a substantial amount of notes included in the issue of which the note is a part are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A note’s “stated redemption price at maturity” is the total of all payments provided by the note that are not payments of “qualified stated interest”. Generally, an interest payment on a note is “qualified stated interest” if it is part of a series of stated interest payments on a note that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the note.

      Your note will have “de minimis original issue discount” and will not be a discount note, if the amount by which its “stated redemption price at maturity” exceeds its “issue price” is less than  1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. If your note has “de minimis original issue discount”, you must include it in income as stated principal payments are made on the note, unless you make the election described below under “Election to Treat All Interest as Original Issue Discount”. You can determine the includible amount with respect to each such payment by multiplying the total amount of your note’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made

      divided by:

•	the stated principal amount of the note.

      Inclusion of Original Issue Discount in Income. Generally, if your discount note matures more than one year from its date of issue, you must include original issue discount, referred to as “OID”, in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your discount note. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount note for each day during the taxable year or portion of the taxable year that you own your discount note, referred to as “accrued OID”. You can determine the daily portion by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount note and you may vary the length of each accrual period over the term of your discount note. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on your discount note must occur on either the first or final day of an accrual period.

      You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount note’s adjusted issue price at the beginning of the accrual period by your note’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your note allocable to the accrual period.

      You must determine the discount note’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount note’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount note’s issue price and any accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition or bond premium, as described below), and then

•	subtracting any payments made on your discount note in any prior accrual period that were not qualified stated interest payments.

      If an interval between payments of qualified stated interest on your discount note contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

      The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your note (other than any payment of qualified stated interest); and

•	your note’s adjusted issue price as of the beginning of the final accrual period.

      Acquisition Premium. If you purchase your note for an amount that is less than or equal to the sum of all amounts (other than qualified stated interest) payable on your note after the purchase date but is greater than the amount of your note’s adjusted issue price (as determined above under “General”), the excess is “acquisition premium”. If you do not make the election described below under “Election to Treat All Interest as Original Issue Discount”, then you must reduce the daily portions of OID by an amount equal to:

•	the excess of your adjusted basis in the note immediately after purchase over the adjusted issue price of your note divided by:

•	the excess of the sum of all amounts payable (other than qualified stated interest) on your note after the purchase date over your note’s adjusted issue price.

      Pre-Issuance Accrued Interest. An election can be made to decrease the issue price of your note by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your note is attributable to pre-issuance accrued interest;

•	the first stated interest payment on your note is to be made within one year of your note’s issue date; and

•	the payment will equal or exceed the amount of pre-issuance accrued interest.

      If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your note.

      Notes Subject to Contingencies Including Optional Redemption. Your note is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies (other than a remote or incidental contingency), whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your note by assuming that the payments will be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and

•	one of such schedules is significantly more likely than not to occur.

      If there is no single payment schedule that is significantly more likely than not to occur (other than because of a mandatory sinking fund), you must include income on your note in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplement.

      Notwithstanding the general rules for determining yield and maturity, if your note is subject to contingencies, and either you or the issuer have an unconditional option or options that, if exercised, would require payments to be made on the note under an alternative payment schedule or schedules, then:

•	in the case of an option or options that the issuer may exercise, the issuer will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your note; and

•	in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your note.

      If both you and the issuer hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your note for the purposes of those calculations by using any date on which your note may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your note as the principal amount payable at maturity.

      If a contingency (including the exercise of an option) actually occurs or does not occur contrary to an assumption made according to the above rules, referred to as a “change in circumstances”, then, except to the extent that a portion of your note is repaid as a result of the change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your note by treating your note as having been retired and reissued on the date of the change in circumstances for an amount equal to your note’s adjusted issue price on that date.

      Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your note using the constant-yield method described above under the heading “Inclusion of Original Issue Discount in Income”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “Notes Purchased at a Premium”) or acquisition premium.

      If you make this election for your note, then, when you apply the constant-yield method:

•	the “issue price” of your note will equal your cost;

•	the issue date of your note will be the date you acquired it; and

•	no payments on your note will be treated as payments of qualified stated interest.

      Generally, this election will apply only to the note for which you make it; however, if the note for which this election is made has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) that you own as of the beginning of the taxable year in which you acquire the note for which you made this election or which you acquire thereafter. Additionally, if you make this election for a market discount note, you will be treated as having made the election discussed below under “Market Discount” to include market discount in income currently over the life of all debt instruments that you currently own or thereafter acquire. You may not revoke any election to apply the constant-yield method to all interest on a note or the deemed elections with respect to amortizable bond premium or market discount notes without the consent of the Internal Revenue Service.

      Short-Term Notes. In general, if you are an individual or other cash basis United States holder of a short-term note, you are not required to accrue OID (as specially defined below for the purposes of this paragraph) for US federal income tax purposes unless you elect to do so. However, you may be required to include any stated interest in income as you receive it. If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a common trust fund, or a certain type of pass through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term notes on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term note will be ordinary income to the extent of the OID accrued on a straight-line basis, unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term notes, you will be required to defer deductions for interest on borrowings allocable to your short-term notes in an amount not exceeding the deferred income until the deferred income is realized.

      When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term note, including stated interest, in your short-term note’s stated redemption price at maturity.

      Foreign Currency Discount Notes. If your discount note is denominated in or determined by reference to a foreign currency, you must determine OID for any accrual period in that foreign currency, and then translate the amount of OID into US dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your note.

      Market Discount. You will be treated as if you purchased your note, other than a short-term note, at a market discount and your note will be a “market discount note” if:

•	you purchase your note for less than its issue price (as determined above under “General”); and

•	your note’s stated redemption price at maturity or, in the case of a discount note, the note’s “revised issue price”, exceeds the price you paid for your note by at least 1/4 of 1 percent of your note’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the note’s maturity.

      To determine the “revised issue price” of your note for these purposes, you generally add any OID that has accrued on your note to its “issue price”.

      If your note’s stated redemption price at maturity or, in the case of a discount note, its “revised issue price”, does not exceed the price you paid for the note by  1/4 of 1 percent multiplied by the number of complete years to the note’s maturity, the excess constitutes “de minimis market discount”, and the rules that we discuss below are not applicable to you.

      If you recognize gain on the maturity or disposition of your market discount note, you must treat it as ordinary income to the extent of the accrued market discount on your note. Alternatively, you may elect to include market discount in income currently over the life of your note. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. You will accrue market discount on your market discount note on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election to accrue market discount using a constant-yield method, it will apply only to the note with respect to which it is made and you may not revoke it.

      If you own a market discount note and do not elect to include market discount in income currently, you will generally be required to defer deductions for interest on borrowings allocable to your note in an amount not exceeding the accrued market discount on your note until the maturity or disposition of your note.

      Notes Purchased at a Premium. If you purchase your note for an amount in excess of all amounts payable on the note after the acquisition date, other than payments of qualified stated interest, you may elect to treat the excess as “amortizable bond premium”. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your note by the amount of amortizable bond premium allocable, based on your note’s yield to maturity, to that year. If your note is denominated in or determined by reference to a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. At the time your bond premium offsets your interest income, gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your note is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments, the interest on which is excludible from gross income, that you own at the beginning of the first taxable year to which the election applies, and to all debt instruments that you thereafter acquire, and you may not revoke it without the consent of the Service. See also “Election to Treat All Interest as Original Issue Discount”.

      Purchase, Sale and Retirement of the Notes. Your tax basis in your note will generally be the US dollar cost, as defined below, of your note, adjusted by:

•	adding any OID or market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to your note, and then

•	subtracting the amount of any payments on your note that are not qualified stated interest payments and the amount of any amortizable bond premium applied to reduce interest on your note.

      If you purchase your note with a foreign currency, the US dollar cost of your note will generally be the US dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, and your note is traded on an established securities market, as defined in the applicable Treasury regulations, the US dollar cost of your note will be the US dollar value of the purchase price on the settlement date of your purchase.

      You will generally recognize gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement and your tax basis in your note. If your note is sold or retired for an amount in foreign currency, the amount you realize will be the US dollar value of such amount on:

•	the date payment is received, if you are a cash basis taxpayer and the notes are not traded on an established securities market, as defined in the applicable Treasury regulation;

•	the date of disposition, if you are an accrual basis taxpayer; or

•	the settlement date for the sale, if you are a cash basis taxpayer (or an accrual basis United States holder that so elects) and the notes are traded on an established securities market, as defined in the applicable Treasury regulation.

      You will recognize capital gain or loss when you sell or retire your note, except to the extent:

•	described above under “Original Issue Discount — Short-Term Notes” or “Original Issue Discount — Market Discount,”

•	attributable to accrued but unpaid interest,

•	the rules governing contingent payment obligations apply, or

•	attributable to changes in exchange rates as described in the next paragraph.

      Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% for property held more than one year and 18% for property held more than five years.

      You must treat a portion of the gain or loss that you recognize on the sale or retirement of a note as United States source ordinary income or loss to the extent attributable to changes in exchange rates. However, you only take exchange gain or loss into account to the extent of the total gain or loss you realize on the transaction.

      Exchange of Amounts in Other Than US Dollars. If you receive foreign currency as interest on your note or on the sale or retirement of your note, your tax basis in the foreign currency will equal its US dollar value when the interest is received or at the time of the sale or retirement (or the settlement date if your note is traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer that so elects). If you purchase foreign currency, you generally will have a tax basis equal to the US dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase notes or exchange it for US dollars, any gain or loss recognized generally will be ordinary income or loss.

      Indexed Notes. The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to notes the payments on which are determined by reference to any index and other notes that are subject to the rules governing contingent payment obligations.

      United States Alien Holders (KfW Finance). This section describes the tax consequences to a “United States alien holder” of notes issued by KfW Finance. You are a United States alien holder if you are the beneficial owner of a note and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

      If you are a United States holder of notes issued by KfW Finance, this section does not apply to you.

      This discussion assumes that the note is not subject to the rules of Section 871(h)(4)(A) of the Code, which relates to interest payments that are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party.

      Under US federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a note:

•	KfW Finance and its paying agents will not be required to deduct US withholding tax from payments of principal, premium, if any, and interest, including OID, to you if, in the case of interest,

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of KfW Finance entitled to vote;

•	you are not a controlled foreign corporation that is related to KfW Finance through stock ownership; and

•	the US payor does not have actual knowledge or reason to know that you are a United States person and

a.	you have furnished to the US payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person,

b.	in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the US payor documentation that establishes your identity and your status as a non-United States person,

c.	the US payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

i.	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii.	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service), or

iii.	a US branch of a non-United States bank or of a non-United States insurance company, and the withholding foreign partnership, qualified intermediary or US branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with US Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

d.	the US payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i.	certifying to the US payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

ii.	to which is attached a copy of the Internal Revenue Service Form W-8BEN or acceptable substitute form, or

e.	the US payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with US Treasury regulations; and

•	no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your note.

      Further, a note held by an individual, who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for US federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of KfW Finance entitled to vote at the time of death; and

•	the income on the note would not have been effectively connected with a United States trade or business of the decedent at the same time.

      United States Alien Holders (KfW). This section describes the tax consequences to a United States alien holder of notes issued by KfW. If you are a United States holder of notes issued by KfW, this section does not apply to you.

      Payments of Interest. Subject to the discussion of backup withholding below, payments of principal, premium, if any, and interest, including OID, on a note is exempt from US federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you have an office or other fixed place of business in the United States to which the interest is attributable; and

•	you derive the interest in the active conduct of a banking, financing or similar business within the United States.

      Purchase, Sale, Retirement and Other Disposition of the Notes. You generally will not be subject to US federal income tax on gain realized on the sale, exchange or retirement of a note unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

      For purposes of the US federal estate tax, the notes will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Backup Withholding and Information Reporting (KfW Finance)

      This section describes the backup withholding and information reporting relating to holders of notes issued by KfW Finance.

      United States Holders. In general, if you are a noncorporate United States holder, KfW Finance and other payors may be required to report to the Internal Revenue Service all payments of principal, any premium and interest on your note, and the accrual of OID on a discount note. In addition, the proceeds of the sale of your note before maturity within the United States will be reported to the US Internal Revenue Service. Additionally, backup withholding will apply to any payments, including payments of OID, if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

      United States Alien Holders. In general, if you are a United States alien holder, payments of principal, premium or interest, including OID, made by KfW Finance and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “— United States Alien Holders (KfW Finance)” are satisfied or you otherwise establish an exemption. However, KfW Finance and other payors are required to report payments of interest on your notes on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements. In addition, payment of the proceeds from the sale of notes effected at a United States office of a broker will not be subject to backup withholding and information reporting provided that:

•	the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

•	an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person, or

•	other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with US Treasury regulations, or

•	you otherwise establish an exemption.

      If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by you unless the broker has actual knowledge that you are a United States person.

      In general, payment of the proceeds from the sale of notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in US Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

      In addition, payment of the proceeds from the sale of notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “US persons”, as defined in US Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

Backup Withholding and Information Reporting (KfW)

      This section describes the backup withholding and information reporting requirements regarding holders of notes issued by KfW.

      United States Holders. If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a note within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of proceeds from the sale of a note effected at a United States office of a broker.

      Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

      United States Alien Holders. If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by KfW or another non-United States payor and

•	other payments of principal and interest, and the payment of the proceeds from the sale of a note effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with US Treasury regulations, or

•	you otherwise establish an exemption.

      Payment of the proceeds from the sale of notes issued by KFW will have the same tax treatment as payments of the proceeds from the sale of notes issued by KFW Finance described above.

PLAN OF DISTRIBUTION

      KfW and KfW Finance may each sell securities in any of three ways:

•	through underwriters or dealers,

•	directly to one or a limited number of institutional purchasers, or

•	through agents.

      Each prospectus supplement with respect to securities will set forth the terms of the offering of the securities, including the name or names of any underwriters or agents, the price of the securities or the basis on which the price will be determined and the net proceeds to KfW or KfW Finance, as the case may be, from the sale, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed.

      If underwriters are used in any sale, the underwriters will acquire securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      KfW or KfW Finance may sell securities directly to one or more institutional purchasers, or through agents designated by KfW or KfW Finance from time to time. Any agent involved in the offer or sale of securities will be named, and any commissions payable by KfW or KfW Finance, as applicable, to such agents will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

      Limitations on sales to United States persons of securities in bearer form, if any, will be described in the relevant prospectus supplement.

      Under agreements entered into with KfW and KfW Finance, agents and underwriters may be entitled to indemnification by KfW and KfW Finance against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of those liabilities. Agents and underwriters may engage in transactions with or perform services for KfW and KfW Finance in the ordinary course of business.

VALIDITY OF SECURITIES AND KfW GUARANTEE

      The validity of each series of securities issued by KfW will be passed upon on behalf of KfW by the legal department of KfW and on behalf of the underwriters by Hengeler Mueller, Frankfurt am Main.

      The validity of each series of securities issued by KfW Finance will be passed upon on behalf of KfW Finance by Sullivan & Cromwell LLP, New York, New York, and on behalf of the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

      The validity of the KfW guarantee relating to the securities of such series issued by KfW Finance will be passed upon on behalf of KfW Finance by the legal department of KfW and by Sullivan & Cromwell LLP, and on behalf of the underwriters by Simpson Thacher & Bartlett LLP and Hengeler Mueller.

      All statements in this prospectus with respect to the guarantee of the Federal Republic have been passed upon by the legal department of KfW, and are included upon its authority.

      As to all matters of German law, Sullivan & Cromwell LLP and Simpson Thacher & Bartlett LLP may rely on the opinions of the legal department of KfW and Hengeler Mueller, respectively. Robert M. Thomas, Jr. and

David F. Morrison, partners of Sullivan & Cromwell LLP, serve as Vice Chairman of the Board of Directors and Assistant Secretary, and as Director, Vice President and Assistant Secretary, respectively, of KfW Finance.

LIMITATIONS ON ACTIONS AGAINST THE FEDERAL REPUBLIC

      The Federal Republic will not waive any immunity from jurisdiction in the United States for any purpose. The Federal Republic is, however, subject to suit in competent courts in Germany. The United States Foreign Sovereign Immunities Act may provide an effective means of service and preclude granting sovereign immunity in actions in the United States arising out of or based on the United States federal securities laws. Under that Act, execution upon the property of the Federal Republic in the United States to enforce a judgment is limited to an execution upon property of the Federal Republic used for the commercial activity on which the claim was based. A judgment of a United States state or federal court may not be enforceable in a German court if based on jurisdiction based on the United States Foreign Sovereign Immunities Act or if based on the United States federal securities laws or if such enforcement would otherwise violate German public policy or be inconsistent with German procedural law. Under the laws of the Federal Republic, the property of the State is not subject to attachment or to seizure.

ENFORCEMENT OF CIVIL LIABILITIES AGAINST KfW

      KfW is located in Germany and the members of the Board of Management and the Board of Directors, as well as the experts and governmental officials referred to in this prospectus, are non-residents of the United States, and all or a substantial portion of the assets of KfW and of certain of such other persons are located outside the United States. As a result, it may be difficult or impossible for investors to obtain jurisdiction over those persons in proceedings brought in courts in the United States, or to realize in the United States upon judgments of United States courts against those persons, including judgments predicated upon civil liabilities under the United States securities laws. There may be doubt as to the enforceability in the German courts in original actions of liabilities predicated upon U.S. securities laws and as to the enforceability in German courts of judgments of United States courts including judgments imposing liabilities predicated upon U.S. securities laws.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

      The name and address of the authorized representative of KfW and the Federal Republic in the United States for purposes of the United States Securities Act 1933 is KfW International Finance Inc., 1105 North Market Street, Suite 1300, Wilmington, Delaware 19899, USA.

OFFICIAL STATEMENTS AND DOCUMENTS

      The information set forth in this prospectus or incorporated in this prospectus by reference relating to the Federal Republic is stated by Dr. Axel Nawrath in his official capacity as Ministerialdirektor in the Federal Ministry of Finance. The documents referred to in the information incorporated in this prospectus by reference relating to the Federal Republic as being the sources of financial or statistical data set forth in that information are in all cases official public documents of the Federal Republic or its agencies, with the exception of the International Financial Statistics of the International Monetary Fund and the Annual Report of the European Investment Bank, which are official public documents of these international organizations.

KfW, Frankfurt/Main, Federal Republic of Germany

$1,000,000,000

2.70% Global Notes due 2007

Prospectus Supplement

Bear, Stearns International Limited

Citigroup

Dated February 13, 2004